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Exhibit 99.2

Annual Report
 2013

GRANITE REIT

Table of Contents

Letter to Unitholders	1
Management's Discussion and Analysis of Results of Operations and Financial Position	2
Management's Responsibility for Financial Reporting	34
Independent Auditors' Report of Registered Public Accounting Firm	35
Independent Auditors' Report on Internal Controls	36
Combined Balance Sheets	37
Combined Statements of Income	38
Combined Statements of Comprehensive Income	39
Combined Statements of Unitholders' or Shareholders' Equity	40
Combined Statements of Cash Flows	41
Notes to Combined Financial Statements	42
Corporate Information	Inside Back Cover

77 King St. W., Suite 4010 P.O. Box 159, TD Centre Toronto, ON, M5K 1H1 Canada

LETTER TO UNITHOLDERS

Dear Unitholders:

2013 was a year in which Granite REIT successfully delivered on all facets of its strategic plan for value creating growth and for tenant and property diversification. Our property acquisitions in the U.S. and Europe, sales of selected non-core properties, lease renewals, our debenture financing and the stability of our revenues through long term lease extensions all combined to make 2013 a successful year.

The following are noteworthy highlights from 2013:

  •
  Lease renewals and new leases on 21 properties covering 4.8 million square feet;

  •
  Sales of non-core properties for gross proceeds of $28 million;

  •
  New property acquisitions for approximately $300 million including 12 income properties adding 4.2 million square feet and 2 development properties;

  •
  Through acquisitions, the addition of rental income of over $23 million and 21 new tenants;

  •
  Reduction in Magna tenant concentration (as measured by annualized lease payments(1)) from 97% to 85%; and

  •
  Increased leverage (debt as a percentage of fair value of our real estate properties) from 14% to 24%.

Granite believes that a strong real estate company creates value through a thoughtful balance of asset acquisitions and dispositions while continually emphasizing the importance of lease renewals, extensions and value creating asset management initiatives. The execution of Granite's strategic plan is fully underway with 2013 having set the benchmarks Granite will aim for in 2014 and the years ahead.

As Granite moves forward into 2014, Granite's focus on its core strategic objectives will require continued advancement in property diversification, enhanced asset quality, lease extensions and balance sheet optimization while maintaining discipline in highly competitive international investment markets. We are confident that our strategic plan is on track and with continued focus and diligence we will continue to progress on all fronts.

I would like to thank all of our unitholders for their continued support as well as our major tenant, Magna and its related groups, for working through multiple lease renewals and property matters this past year, along with the many new tenants that became part of the Granite portfolio in 2013. Lastly I want to thank all of the Granite employees in North America and Europe for their tremendous efforts and contributions toward making 2013 such a successful year.

TOM HESLIP
March 5, 2014

(1)
Annualized lease payments does not have a standardized meaning under International Financial Reporting Standards. For its definition, see Management's Discussion and Analysis of Operations and Financial Position — Leasing Profile, Annualized Lease Payments.

Granite REIT 2013 1

Management's Discussion and Analysis of Results of Operations and Financial Position

For the three month period and year ended December 31, 2013

Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") of Granite Real Estate Investment Trust ("Granite REIT") and Granite REIT Inc. (collectively "Granite" or the "Trust") summarizes the significant factors affecting the combined operating results, financial condition, liquidity and cash flows of the Trust for the three month period and year ended December 31, 2013. Unless otherwise noted, all amounts are in Canadian dollars ("Cdn. dollars") and all tabular amounts are in millions of Cdn. dollars. This MD&A should be read in conjunction with the accompanying audited combined financial statements for the year ended December 31, 2013. This MD&A is prepared as at March 5, 2014. Additional information relating to Granite, including the Annual Information Form ("AIF") for fiscal 2013 can be obtained from the Trust's website at www.granitereit.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Effective January 1, 2013, Granite adopted International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board as the basis of financial reporting commencing with our interim financial statements for the three month period ended March 31, 2013 and using January 1, 2012 as our transition date. Accordingly, financial data provided in this MD&A for the three month period and year ended December 31, 2013 has been prepared in accordance with IFRS. Fiscal 2012 comparative results have also been reported under IFRS.

In this MD&A, unless otherwise specified or the context otherwise indicates, "Granite", the "Trust", "we", "us" and "our" refer to Granite REIT and Granite REIT Inc. combined and their subsidiaries, for periods subsequent to January 3, 2013 and to Granite Real Estate Inc. and its subsidiaries, as predecessor entities, for periods on or prior to January 3, 2013.

OVERVIEW

Granite is a Canadian-based real estate investment trust ("REIT") engaged in the ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. Granite owns approximately 32.0 million square feet in over 100 rental income properties. Our tenant base currently includes Magna International Inc. and its operating subsidiaries (together "Magna") as our largest tenant, together with tenants from other industries.

Granite's investment properties consist of income-producing properties, properties and land under development as well as land held for development (see "INVESTMENT PROPERTIES"). Our income-producing properties consist of light industrial properties, heavy industrial manufacturing facilities, corporate offices, warehouse and logistics properties, product development and engineering centres and test facilities in 9 countries: Canada, the United States, Mexico, Austria, Germany, the Netherlands, the Czech Republic, the United Kingdom and Spain. The lease payments are primarily denominated in three currencies: the Cdn. dollar, the U.S. dollar and the euro.

SIGNIFICANT MATTERS

Acquisitions

The Trust completed the following acquisitions during the year ended December 31, 2013:

On February 13, 2013, the Trust acquired a 90% interest in two income-producing multipurpose industrial properties located in Logan, New Jersey and Savannah, Georgia consisting of 0.7 million square feet for approximately $36.6 million. The acquisition was funded through a combination of cash of $14.8 million, which was substantially sourced from Granite's credit facility, and first mortgage debt of $21.4 million representing Granite's proportionate share of the total first mortgage debt on the two properties. The purchase price includes a future contingent consideration payment estimated at $0.4 million which is expected to be settled in cash on or about February 13, 2018. The remaining 10% interest is owned by

2 Granite REIT 2013

Dermody Properties LLC ("Dermody"). The annualized lease payments for the two properties are $3.4 million at December 31, 2013 (see "LEASING PROFILE — Annualized Lease Payments").

On April 15, 2013, the Trust acquired a 90% interest in development lands located in Bethel Township, Berks County, Pennsylvania for approximately $8.9 million. The purchase price includes $7.2 million funded from cash on hand and a future contingent consideration payment estimated at $1.7 million which is expected to be settled in cash on or about April 15, 2018. The lands, consisting of approximately 89.2 acres, are located within a high quality new business park and are fully improved, entitled and zoned for 0.8 million square feet of industrial, warehouse and distribution use. The lands may be developed on a speculative basis by Granite and Dermody who owns the remaining 10% interest.

On May 8, 2013, the Trust acquired a 90% interest in a 35.9 acre land site located in Shepherdsville, Kentucky for approximately $7.3 million. The purchase price includes $6.1 million paid in cash, which was funded using Granite's credit facility and a future contingent consideration payment estimated at $1.2 million which is expected to be settled in cash on or about May 8, 2018. The site is being developed into a 0.6 million square foot multipurpose facility on a speculative basis by Granite and Dermody who owns the remaining 10% interest (see "INVESTMENT PROPERTIES — Properties and Land Under Development").

On May 10, 2013, the Trust acquired a 95% interest in a 0.3 million square foot income-producing multipurpose industrial property located in Portland, Oregon for approximately $21.1 million. The acquisition was funded through a combination of cash of $8.7 million, which was drawn from Granite's credit facility, and first mortgage debt of $12.1 million representing Granite's proportionate share of the total first mortgage debt on the property. The purchase price includes a future contingent consideration payment estimated at $0.3 million which is expected to be settled in cash on or about May 10, 2018. The remaining 5% interest is owned by Dermody. The annualized lease payments for this acquisition are $1.7 million at December 31, 2013.

On August 9, 2013, the Trust purchased a 0.6 million square foot logistics-distribution facility in West Chester, Ohio for a purchase price of $21.5 million. The acquisition was funded through a combination of a draw from Granite's credit facility and cash on hand. The property includes 11.0 acres of expansion/development land. The annualized lease payment for this property is $1.8 million at December 31, 2013.

During the fourth quarter of 2013, the Trust acquired a European portfolio consisting of 2.5 million square feet in four logistics-distribution income-producing properties located in Germany and three logistics-distribution income-producing properties located in the Netherlands. The Trust acquired six of the properties on October 16, 2013 and the remaining property was acquired on November 1, 2013. The aggregate purchase price of $179.2 million, excluding acquisition costs, was primarily funded using proceeds from the issuance of debentures and a corresponding cross currency interest rate swap (see "SIGNIFICANT MATTERS — Series 1 Senior Debentures"). All of the properties are fully occupied and annualized lease payments for the German and Netherlands portfolios are $16.6 million at December 31, 2013.

On November 27, 2013, the Trust acquired a 0.1 million square foot logistics-distribution facility in Germany for $9.5 million, excluding acquisition costs. The acquisition was funded with proceeds from the issuance of debentures and a corresponding cross currency interest rate swap (see "SIGNIFICANT MATTERS — Series 1 Senior Debentures"). The annualized lease payment for this property is $0.8 million at December 31, 2013.

Series 1 Senior Debentures

On October 2, 2013, Granite REIT Holdings Limited Partnership, a wholly owned subsidiary of Granite, issued at par $200.0 million of 4.613% Series 1 senior debentures ("2018 Debentures") due October 2, 2018. Interest on the 2018 Debentures is payable semi-annually in arrears on April 2 and October 2 of each year, commencing on April 2, 2014. The 2018 Debentures rank equally with all of the Trust's existing and future unsubordinated and unsecured indebtedness and are guaranteed by Granite and certain of its subsidiaries.

On October 7, 2013, the Trust entered into a cross currency interest rate swap to exchange the $200.0 million proceeds and 4.613% interest payments from the 2018 Debentures to euro 142.3 million at 3.56%. Under the terms of the swap, the Trust will repay the principal proceeds received of euro 142.3 million for $200.0 million

Granite REIT 2013 3

on October 2, 2018. The proceeds from the 2018 Debentures and corresponding cross currency interest rate swap were used to finance the European acquisitions.

Completion of REIT Conversion

Effective January 3, 2013, Granite completed its conversion from a corporate structure to a stapled unit REIT structure.

The conversion to a REIT was implemented pursuant to a court approved plan of arrangement under the Business Corporations Act (Quebec). Under the plan of arrangement, all of the common shares of Granite Real Estate Inc. were exchanged, on a one-for-one basis, for stapled units, each of which consists of one unit of Granite REIT and one common share of Granite REIT Inc. Effective January 4, 2013, the stapled units started trading on the Toronto Stock Exchange under the symbol "GRT.UN" and on the New York Stock Exchange under the symbol "GRP.U". Granite REIT and Granite REIT Inc. are reporting issuers under Canadian provincial and territorial securities laws and file reports with the United States Securities & Exchange Commission (the "SEC") under U.S. securities laws and, through Granite REIT Holdings Limited Partnership and its subsidiaries, are carrying on the business previously conducted by Granite Real Estate Inc. The assets, liabilities and operations of the new combined stapled unit structure are comprised of all the assets, liabilities and operations of Granite Real Estate Inc.

Transition to International Financial Reporting Standards

The Trust adopted IFRS as its basis of financial reporting effective for the first quarter of 2013. The Trust's reporting under the IFRS accounting framework has had a significant impact on the combined financial statements. IFRS is premised on a conceptual framework similar to United States generally accepted accounting principles ("U.S. GAAP"); however, significant differences exist in certain areas of recognition, measurement and disclosure. While adoption of IFRS has not had an impact on the Trust's reported net cash flows, there have been material impacts on the combined balance sheets and statements of income, which are discussed further in "TRANSITION TO IFRS — KEY CHANGES". In particular, Granite's balance sheets reflect the revaluation of all of its investment properties to fair value.

Foreign Currencies

Fluctuations in the Cdn. dollar's value relative to other currencies will result in fluctuations in the reported Cdn. dollar value of revenues, expenses, income, cash flows, assets and liabilities. At December 31, 2013, approximately 71% of Granite's rental revenues are denominated in currencies other than the Cdn. dollar (see "LEASING PROFILE — Annualized Lease Payments"). As such, material changes in the value of the Cdn. dollar relative to these foreign currencies (primarily the euro and U.S. dollar) may have a significant impact on the financial results.

The following table reflects the changes in the average exchange rates during the three month periods and years ended December 31, 2013 and 2012, as well as the exchange rates as at December 31, 2013, September 30, 2013 and December 31, 2012, between the most common currencies in which the Trust conducts business and the Cdn. dollar.

	Average Exchange Rates
	Three Months Ended December 31,			Year Ended December 31,
	2013	2012	Change	2013	2012	Change
1 U.S. dollar equals Cdn. dollars	1.050	0.991	6%	1.030	0.999	3%
1 euro equals Cdn. dollars	1.430	1.286	11%	1.369	1.285	7%

4 Granite REIT 2013

	Exchange Rates as at
	December 31, 2013	September 30, 2013	Change from September 30, 2013	December 31, 2012	Change from December 31, 2012
1 U.S. dollar equals Cdn. dollars	1.064	1.029	3%	0.995	7%
1 euro equals Cdn. dollars	1.466	1.392	5%	1.312	12%

The results of operations and financial position of all U.S. and most European operations are translated into Cdn. dollars using the exchange rates shown in the preceding table. The changes in these foreign exchange rates impacted the reported Cdn. dollar amounts of the Trust's revenues, expenses, income, assets and liabilities. From time to time, Granite may enter into derivative financial arrangements for currency hedging purposes, but the Trust's policy is not to utilize such arrangements for speculative purposes. Throughout this MD&A, reference is made, where significant, to the impact of foreign exchange fluctuations on reported Cdn. dollar amounts.

INVESTMENT PROPERTIES

Granite's investment properties consist of income-producing properties, properties and land under development and land held for development. The fair values of the investment properties are as follows:

	December 31, 2013	December 31, 2012
Income-producing properties	$2,325.6	$1,941.9
Properties and land under development	18.1	1.8
Land held for development	8.2	—

Investment properties	$2,351.9	$1,943.7

During the year ended December 31, 2013, investment properties increased by $408.2 million primarily as a result of (i) an increase of $286.1 million due to the acquisition of properties, (ii) an increase of $136.4 million due to foreign exchange movements which included $102.0 million from the strengthening of the euro against the Cdn. dollar and $34.4 million from the strengthening of the U.S. dollar against the Cdn. dollar and (iii) capital expenditures totalling $28.0 million. These increases were partially offset by (i) net fair value losses of $25.2 million which resulted from changes described below and (ii) as part of a strategic repositioning of our property portfolio, the disposal of four properties located in Canada, the United States, the United Kingdom and Poland for gross proceeds of $17.4 million.

During the year ended December 31, 2013, net fair value losses totalled $25.2 million and consisted primarily of (i) changes in leasing assumptions and in the amount or timing of cash flows and (ii) a loss attributed to the Mexican property portfolio partially offset by discount and terminal capitalization rate compression relating to properties in Canada and the United States. During the third quarter of 2013, Granite entered into a non-binding letter of intent (the "LOI") for the sale to Magna of Granite's portfolio of Mexican properties currently leased to Magna for a purchase price of U.S. $105.0 million. This information, together with management's reassessment of the Mexican real estate market for industrial properties using current market data and assumptions, resulted in the recording of a fair value loss.

On March 5, 2014, Granite entered into an asset purchase agreement with Magna for the sale to Magna of Granite's portfolio of Mexican properties for a purchase price of U.S. $105.0 million. The sale is subject to the satisfaction of several closing conditions, some of which involve action by government entities in Mexico. The Mexican portfolio represents approximately 2.4 million square feet and annualized lease payments of $14.0 million at December 31, 2013.

Granite REIT 2013 5

Income-Producing Properties

At December 31, 2013, Granite had over 100 income-producing properties representing approximately 32.0 million square feet of rentable space. The portfolio also includes some office buildings that comprise 1% of the total square footage of the income-producing properties.

The fair value of the income-producing portfolio by country as at December 31, 2013 and December 31, 2012 was as follows:

	December 31, 2013		December 31, 2012
	Fair Value	Percent of Total	Fair Value	Percent of Total
Canada	$701.1	30%	$707.5	36%
Austria	674.6	29	604.0	31
U.S.	425.2	18	307.3	16
Germany	276.2	12	173.5	9
Mexico	111.7	5	113.0	6
Netherlands	101.5	4	—	—
Other countries	35.3	2	36.6	2

	$2,325.6	100%	$1,941.9	100%

Fair values were primarily determined by discounting the expected future cash flows, generally over a term of 10 years, including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. In accordance with its policy, the Trust measures its income-producing properties and properties under development using valuations prepared by management. The Trust does not measure its investment properties based on valuations prepared by external appraisers but considers the results of such appraisals in arriving at its own conclusions on values. The key valuation metrics for Granite's investment properties are summarized in note 5 to the audited combined financial statements for the year ended December 31, 2013.

On January 2, 2014, the Trust sold an income-producing property located in Germany for gross proceeds of approximately $10.6 million. On February 28, 2014, the Trust sold a 0.1 million square foot income-producing property located in the United States for gross proceeds of approximately $9.8 million to the tenant who began leasing the property in the fourth quarter of 2013.

At December 31, 2013, Granite had six active improvement projects primarily for roof and pavement replacements and one expansion project at its income-producing properties. The total estimated cost of these projects is approximately $10.3 million of which, as at December 31, 2013, $2.1 million had been spent with the remaining cost of the projects expected to be funded during 2014 from cash from operations.

Properties and Land Under Development

At December 31, 2013, the Trust had one property under development: a 35.9 acre land site located at Settlers Point Business Park in Shepherdsville, Kentucky (see "SIGNIFICANT MATTERS — Acquisitions") that is being developed into a 0.6 million square foot multipurpose facility with an estimated cost of construction of approximately $21.9 million, of which $10.0 million had been spent at December 31, 2013. The development is expected to be completed in the second quarter of 2014. On July 25, 2013, the Trust entered into a construction loan for U.S. $17.0 million relating to this project (see "LIQUIDITY AND CAPITAL RESOURCES — Bank and Debentures Financing"). As at December 31, 2013, $3.3 million has been drawn under this construction loan.

Land Held For Development

In April 2013, Granite acquired an 89.2 acre site located in Bethel Township, Pennsylvania (see "SIGNIFICANT MATTERS — Acquisitions") which is being held for future development.

6 Granite REIT 2013

LEASING PROFILE

Magna, Our Largest Tenant

At December 31, 2013, Magna is the tenant at 82 (2012 — 89) of Granite's income-producing properties comprising 85% (2012 — 97%) of Granite's annualized lease payments. Magna is a diversified global automotive supplier that designs, develops and manufactures technologically advanced automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks. Magna's product capabilities span a number of major automotive areas, including interior systems, seating systems, closure systems, body and chassis systems, vision systems, electronic systems, exterior systems, powertrain systems, roof systems, hybrid electric vehicles/systems and complete vehicle engineering and assembly.

Granite's relationship with Magna is an arm's length landlord and tenant relationship governed by the terms of Granite's leases with Magna. The terms of the lease arrangements with Magna generally provide for the following:

•
the obligation of Magna to pay for costs of occupancy, including operating costs, property taxes and maintenance and repair costs;

•
rent escalations based on either fixed-rate steps or inflation;

•
renewal options tied to market rental rates or inflation;

•
environmental indemnities from the tenant; and

•
a right of first refusal in favour of Magna on the sale of a property.

Renewal terms, rates and conditions are typically set out in our leases with Magna and form the basis for tenancies that continue beyond the expiries of the initial lease terms.

According to its public disclosure, Magna's success is primarily dependent upon the levels of car and light truck production by Magna's customers, the relative amount of content Magna has in the various programs and its operating costs in the various countries in which it operates. Granite management expects Magna to continuously seek to optimize its global manufacturing footprint and consequently, Magna may not renew leases for facilities currently under lease at their expiries.

Annualized Lease Payments(1)

(1)
Annualized lease payments does not have a standardized meaning under IFRS and may not be comparable to similar measures reported by other entities. Granite considers annualized lease payments to be a useful indicator of rental revenue (excluding tenant recoveries) anticipated in the upcoming year.

Annualized lease payments represent Granite's total annual rent assuming the contractual lease payments as at the last day of the reporting period were in place for an entire year or less than a year if non-renewal or termination notices have been provided. Accordingly, any revenue changes from future contractual rent adjustments, renewal and re-leasing activities or expansion and improvement projects to be completed are not reflected in annualized lease payments as at December 31, 2013. In addition, rents denominated in foreign currencies are converted to Cdn. dollars based on exchange rates in effect at the last day of the reporting

Granite REIT 2013 7

  period (see "SIGNIFICANT MATTERS — Foreign Currencies"). Granite's annualized lease payments as at December 31, 2013 including the change from September 30, 2013 and December 31, 2012 are as follows:

	Three Months Ended December 31, 2013	Year Ended December 31, 2013
Annualized lease payments, beginning of period	$199.6	$185.2
Acquisitions	16.9	23.4
Contractual rent adjustments	0.5	7.2
Completed projects on-stream	—	2.4
Re-leasing	2.8	2.8
Vacancies	(2.4)	(8.5)
Renewals	(1.7)	(3.2)
Disposals	(0.2)	(0.2)
Effect of changes in foreign currency exchange rates	6.4	12.8

Annualized lease payments, as at December 31, 2013	$221.9	$221.9

During the fourth quarter of 2013, annualized lease payments increased by $22.3 million from $199.6 million at September 30, 2013 to $221.9 million at December 31, 2013. The acquisition of the eight income-producing properties in Europe increased annualized lease payments by $16.9 million (see "SIGNIFICANT MATTERS — Acquisitions"). Contractual rent adjustments increased annualized lease payments by $0.5 million including $0.3 million from fixed contractual adjustments on properties representing 0.6 million square feet of leaseable area in Canada and the United States and $0.2 million from Consumer Price Index ("CPI") based increases on properties representing 6.0 million square feet of leaseable area in Germany, Austria and the Czech Republic. The commencement of three new leases to non-Magna tenants for 0.8 million square feet of previously vacated leaseable area in Germany, Canada and the United States increased annualized lease payments by $2.8 million. The strengthening of the euro and U.S. dollar against the Canadian dollar resulted in increases in annualized lease payments of $4.6 million and $1.8 million, respectively.

These increases were partially offset by a $2.4 million decrease related to vacancies; $1.3 million of which reflects the impact of the expected disposal of a 0.2 million square foot property in Germany and $1.1 million due to the non-renewal of three expired leases for properties in the United States, Germany and Austria which have a combined 0.9 million square feet of leaseable area (see "LEASING PROFILE — Leasing Activity"). Annualized lease payments were also negatively impacted by a net $1.7 million due to the renewal of five leases representing 2.2 million square feet of leasable area in North America and Europe at market rates which were lower than the expiring lease rates in place and by $0.2 million due to the disposal of a property in Poland.

On a year to date basis, annualized lease payments increased by $36.7 million from $185.2 million at December 31, 2012 to $221.9 million at December 31, 2013. Acquisitions increased annualized lease payments by $23.4 million which includes $16.9 million related to the acquired European portfolio of properties noted above and $6.5 million related to the acquisition of four income-producing properties in the United States (see "SIGNIFICANT MATTERS — Acquisitions"). Contractual rent adjustments increased annualized payments by $7.2 million including CPI based increases totaling $6.3 million on properties representing 17.0 million square feet of leaseable area in North America and Europe and $0.9 million from fixed contractual adjustments on properties representing 2.3 million of leaseable area in Canada, the United States and Mexico. Annualized lease payments were also positively impacted by $2.4 million due to the completion of expansion and improvement projects in Germany, Canada, the Czech Republic and the United States, which added 0.4 million square feet of leaseable area and by $2.8 million due to the commencement of the three new leases of previously vacated space as noted above. Movements in foreign exchange rates resulted in an increase in annualized lease payments of $12.8 million as a result of increases of $9.4 million and $3.4 million due to the strengthening of the euro and U.S. dollar against the Cdn. dollar, respectively.

8 Granite REIT 2013

These increases in annualized lease payments were partially offset by a decrease of $8.5 million related to vacancies, which includes $7.2 million due to the non-renewal of eight leases for 1.3 million square feet of leaseable area in Germany, Austria, Canada and the United States (see "LEASING PROFILE — Leasing Activity") and $1.3 million which reflects the impact of the previously noted disposal in Germany. Renewals negatively impacted annualized lease payments by a net $3.2 million due to the renewal of 10 leases representing 3.0 million square feet of leaseable area in North America and Europe at market rates which were lower than the expiring lease rates in place. As noted above, annualized lease payments for the year ended December 31, 2013 were also negatively impacted by $0.2 million due to the disposal of a property in Poland.

The annualized lease payments by currency at December 31, 2013 and December 31, 2012 were as follows:

	December 31, 2013		December 31, 2012
Euro	$100.9	45%	$76.1	41%
Cdn. dollar	64.0	29	61.9	33
U.S. dollar	55.9	25	46.0	25
Other	1.1	1	1.2	1

	$221.9	100%	$185.2	100%

Leasing Activity

2013 Lease Expiries

For the 2013 fiscal year, there were 28 leases expiring including two leases associated with properties acquired during the year. These lease expiries represent 5.1 million square feet of leaseable area. Eighteen of the expiring leases, representing 2.8 million square feet and annual lease payments of $12.9 million at December 31, 2013 were renewed. Six of the properties with a total square footage of 1.1 million square feet of leaseable area were vacated, subsequently however, three of these properties, representing 0.9 million square feet, were re-leased to new tenants during the year and one property, representing 0.1 million square feet, was sold in the fourth quarter of 2013. In addition, a property representing an aggregate of 0.5 million square feet in Germany was partially disposed of in January 2014 and the remainder will be vacated in mid-2014. Lease renewal negotiations are in progress for the remaining three properties, representing 0.7 million square feet, which continue to be occupied by the respective tenants.

Other Lease Extensions and Renewals

During the year ended December 31, 2013, the lease expiry on a property leased to Magna in Germany was extended from August 28, 2018 to April 30, 2023 in conjunction with an expansion project undertaken to bring the total leaseable area to 0.3 million square feet. In addition, a lease on a property leased to Magna in Austria was extended from December 31, 2017 to December 31, 2022 in conjunction with an upcoming expansion project which will bring the total leaseable area to approximately 0.8 million square feet. On January 30, 2014, a subsidiary of Magna International Inc. agreed to a lease extension at its Thondorf facility in Graz, Austria. The lease expiry for the approximately 3.85 million square foot facility has been extended from December 31, 2017 to January 31, 2024. In connection with the extension, the current rental rate will remain fixed for the balance of the term and Granite will pay a one-time tenant allowance in the amount of euro 25.0 million. In addition, a binding LOI to lease has been signed with respect to a vacant property in Canada representing 0.2 million square feet. The tenant will occupy the property once renovations are complete which is expected to be in the third quarter of 2014.

Granite REIT 2013 9

Lease Expiration

As at December 31, 2013, Granite's portfolio had a weighted average lease term by square footage of 4.8 years with lease expiries by square footage (in thousands) and related annualized lease payments (in millions) set out in the table below:

		Vacant	2014		2015		2016		2017		2018		2019		2020 and Beyond
	Total Rental Area	Sq Ft	Sq Ft	ALP $	Sq Ft	ALP $	Sq Ft	ALP $	Sq Ft	ALP $	Sq Ft	ALP $	Sq Ft	ALP $	Sq Ft	ALP $
Canada	7,826	253	705	3.4	631	5.1	368	3.4	3,583	37.4	1,243	6.5	143	0.9	900	7.2
U.S.	7,146	407	482	1.8	316	1.2	365	1.2	643	7.3	931	4.2	1,389	10.6	2,613	15.7
Mexico	2,404	143	—	—	68	0.3	—	—	1,097	8.4	589	3.1	—	—	507	2.2
Austria	8,085	88	—	—	81	0.8	299	1.9	4,957	37.1	1,497	11.5	379	3.5	784	8.6
Germany	4,601	62	941	2.5	—	—	965	3.6	—	—	596	4.3	303	1.7	1,734	12.6
Netherlands	1,441	—	—	—	314	2.1	—	—	—	—	—	—	500	3.0	627	4.4
Other	419	—	75	0.7	—	—	—	—	—	—	90	1.1	—	—	254	2.6

Total	31,922	953	2,203	8.4	1,410	9.5	1,997	10.1	10,280	90.2	4,946	30.7	2,714	19.7	7,419	53.3

Leasing Costs and Lease Incentives

Direct leasing costs include broker commissions incurred in negotiating and arranging tenant leases. Lease incentives include the cost of leasehold improvements to tenant spaces or cash allowances provided to tenants for leasehold improvement costs. For the three month period and year ended December 31, 2013, the Trust incurred leasing costs and lease incentives of $1.6 million and $2.2 million, respectively.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED DECEMBER 31, 2013

Highlights

	Three Months Ended December 31,
(in millions, except per unit/share information)	2013	2012	Change
Statements of Income
Rental revenue and tenant recoveries	$54.7	$45.3	21%
Property operating costs	1.7	2.4	(29%	)
General and administrative	8.2	10.4	(21%	)
Depreciation and amortization	0.1	0.1	—
Interest expense and other financing costs, net	6.7	4.1	63%
Foreign exchange losses (gains), net	0.2	—	N/A

Income before fair value changes, acquisition transaction costs, gain on Meadows holdback, loss on sale of investment properties and income taxes(i)	37.8	28.3	34%
Fair value losses on investments properties, net	(29.8)	(41.6)	(28%	)
Fair value gains (losses) on financial instruments	0.2	(0.6)	133%
Acquisition transaction costs	(7.7)	—	N/A
Loss on sale of investment properties	(0.8)	—	N/A

Loss before income taxes	(0.3)	(13.9)	98%
Income tax expense (recovery)	2.1	(28.4)	NM

Net income (loss)	$(2.4)	$14.5	(117%	)

Funds from Operations ("FFO")(ii)	36.5	22.1	65%
Diluted FFO per stapled unit or share(ii)	$0.78	$0.47	66%

NM — not meaningful
N/A — not applicable

10 Granite REIT 2013

(i)
Income before fair value changes, acquisition transaction costs, gain on the Meadows holdback, loss on sale of investment properties and income taxes is an additional IFRS measure and is referenced as such in the audited combined statements of income for the year ended December 31, 2013. Granite considers income before fair value changes, acquisition transaction costs, gain on Meadows holdback, loss on sale of investment properties and income taxes to be a useful measure to evaluate operating performance. This is not a standardized measure under IFRS and accordingly may not be comparable to similar measures reported by other entities.

(ii)
FFO and diluted FFO per stapled unit or share do not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other entities. See "Results of Operations for the Three Months Ended December 31, 2013 — Funds from Operations".

	Three Months Ended December 31,
(in millions)	2013	2012	Change
Cash Flows
Net income (loss)	$(2.4)	$14.5	(117%	)
Items not involving current cash flows	30.3	9.9	206%
Current income tax expense	2.5	6.2	(60%	)
Income taxes paid	(0.4)	(6.1)	93%
Interest expense	6.5	4.1	59%
Interest paid	(7.6)	(7.9)	4%
Change in working capital balances	(0.8)	3.6	(122%	)

Cash provided by operating activities	$28.1	$24.3	16%

Acquisitions	$(179.8)	$—	N/A
Real estate properties and fixed asset additions	(6.4)	(7.4)	14%
Cash provided by other investing activities	6.6	2.5	164%

Cash used in investing activities	$(179.6)	$(4.9)	NM

Distributions or dividends paid	$(24.6)	$(23.4)	5%
Net proceeds from the issuance of debentures and bank indebtedness	190.2	—	N/A
Cash used in other financing activities	(1.5)	—	N/A

Cash provided by (used in) financing activities	$164.1	$(23.4)	NM

NM — not meaningful
N/A — not applicable

Rental Revenue and Tenant Recoveries

Rental revenue for the three month period ended December 31, 2013 increased $9.4 million to $54.7 million from $45.3 million in the prior year period. The change in rental revenue is discussed below:

Rental revenue, three months ended December 31, 2012	$45.3
Contractual rent adjustments	1.9
Completed projects on-stream	0.7
Acquisitions	5.1
Renewals and re-leasing of income-producing properties	(0.6)
Vacancies of income-producing properties	(0.5)
Effect of changes in foreign currency exchange rates	2.7
Other, including straight-line adjustments to rental revenue	0.1

Rental revenue, three months ended December 31, 2013	$54.7

The $1.9 million increase in revenue from contractual rent adjustments includes (i) $0.4 million from annual CPI based increases implemented in 2013 on properties representing 7.5 million square feet of leaseable area, (ii) $1.3 million from cumulative CPI based increases (being increases that occur every five years or once a specified cumulative increase in CPI has occurred) implemented in 2012 and 2013 on properties representing 10.6 million square feet of leaseable area, and (iii) $0.2 million from fixed contract adjustments on properties representing 1.8 million square feet of leaseable area.

Granite REIT 2013 11

Completed projects on-stream contributed $0.7 million to rental revenue for the three month period ended December 31, 2013 primarily from the completion of five Magna expansion or improvement projects in Germany, the Czech Republic, Canada and the United States in 2012 and 2013, which added a combined 0.3 million square feet of leaseable area and the completion of an improvement project for a non-Magna tenant in Canada in 2013.

The acquisition of 12 income-producing properties in 2013, representing 4.2 million square feet of leaseable area, contributed $5.1 million to rental revenue for the three month period ended December 31, 2013 (see "SIGNIFICANT MATTERS — Acquisitions").

Renewals and re-leasing had a net $0.6 million negative impact on revenues compared to the prior year period. This decrease was primarily due to the renewal of four leases representing 2.5 million square feet of leaseable area in Germany and Austria, which were negotiated at rental rates lower than the expiring lease rates in place.

Rental revenue for the three month period ended December 31, 2013 was also negatively impacted by $0.5 million due to vacancies resulting from the non-renewal of five expired leases with Magna representing 0.6 million square feet of leaseable area in the United States.

Foreign exchange had a $2.7 million positive impact on reported rental revenue as the weakening of the Cdn. dollar against the euro and U.S. dollar denominated rents resulted in an increase in rental revenue of $2.1 million and $0.6 million, respectively.

Property Operating Costs

Property operating costs, which include real estate taxes, utilities, insurance, repairs and maintenance, legal and other property-related expenses, were $1.7 million for the three month period ended December 31, 2013 in comparison to $2.4 million in the prior year period. Property costs in the prior year period include $1.6 million in land transfer taxes and related costs incurred with respect to internal reorganizations related to the REIT conversion. Excluding the impact related to the land transfer tax and related costs, property costs increased by $0.9 million due to (i) $0.3 million in property costs recoverable from tenants, which are attributable to properties acquired during 2013, (ii) $0.3 million of professional fees related to lease renewals and re-leasing of properties and (iii) $0.3 million in property related costs associated with the acquired properties in the Netherlands as these costs are not directly recoverable from the tenant but rather are factored into the base rental charge. These increases were partially offset by a $0.2 million decrease in appraisal, environmental and valuation costs associated with our income-producing properties. In 2012, as part of the process of preparing for the REIT conversion, the Trust undertook to appraise and fair value all properties.

General and Administrative Expenses

General and administrative expenses for the three month periods ended December 31, 2013 and 2012 were $8.2 million and $10.4 million respectively. The $2.2 million decrease is primarily due to a $3.7 million decrease in advisory costs associated with the REIT conversion and related internal reorganizations, partially offset by $0.7 million in higher compensation expense and increased professional fees of $0.5 million.

Depreciation and Amortization

Depreciation and amortization expense is related to the amortization of fixed assets relating to our offices in Toronto, Canada and Vienna, Austria.

Interest Expense and Other Financing Costs, Net

Net interest expense and other financing costs were $6.7 million in the three month period ended December 31, 2013 compared to $4.1 million in the prior year period. The increase of $2.6 million is primarily related to $1.9 million of interest and associated costs related to the issuance of the 2018 Debentures (see "SIGNIFICANT MATTERS — Series 1 Senior Debentures") and $0.6 million of additional interest costs

12 Granite REIT 2013

related to outstanding mortgage debts and draws on the revolving credit facility with respect to the acquisitions that occurred in 2013.

Foreign Exchange Losses (Gains), Net

Granite recognized net foreign exchange losses of $0.2 million in the three month period ended December 31, 2013 compared to net foreign exchange losses of less than $0.1 million in the prior year period. The net foreign exchange losses in the fourth quarter of 2013 primarily consist of net realized losses of $0.8 million on derivative financial instruments such as foreign exchange contracts (see note 19 to the audited combined financial statements for the year ended December 31, 2013) partially offset by foreign exchange gains of $0.6 million on certain assets and liabilities denominated in U.S. dollar and euro balances. The net foreign exchange losses in the three month period ended December 31, 2012, are primarily due to $0.3 million of net foreign exchange losses on the re-measurement of certain assets and liabilities of Granite and its subsidiaries that are denominated in U.S. dollars and euros offset by a $0.3 million net realized gain on derivative financial instruments such as foreign exchange forward contracts.

Fair Value Losses on Investment Properties, Net

Net fair value losses on investment properties were $29.8 million and $41.6 million in the three month periods ended December 31, 2013 and 2012, respectively. The net fair value losses in the fourth quarter of 2013 virtually all relate to the Canadian and Austrian portfolios. The declines are primarily attributable to changes in leasing assumptions such as reductions in market rent values used in the discounted cash flow models with the balance relating to the amount or timing of cash flows primarily resulting from capital expenditure projects. There were no significant changes in discount and termination capitalization rates in any of our operating jurisdictions in the fourth quarter of 2013.

The fair value losses in the fourth quarter of 2012 relate primarily to the changes in leasing assumptions such as reductions in market rent values used in the discounted cash flow models and the increase in discount and terminal capitalization rates relating to our properties located in Austria and Germany.

Fair Value Gains (Losses) on Financial Instruments

Granite recognized net fair value gains on financial instruments of $0.2 million in the three month period ended December 31, 2013 compared to net fair value losses of $0.6 million in the prior year period. Net fair value gains for the fourth quarter of 2013 are primarily related to $0.2 million of fair value gains recognized with respect to foreign exchange forward contracts outstanding at the beginning of the period. For the three month period ended December 31, 2012, the net fair value losses were related primarily to foreign exchange forward contracts outstanding at the end of the period (see note 19 to the audited combined financial statements for the year ended December 31, 2013).

Acquisition Transaction Costs

In the fourth quarter of 2013, Granite incurred $7.7 million in acquisition transaction costs. These costs included $6.7 million of land transfer taxes and $1.0 million of legal and administrative costs related to the acquisitions of the European properties that were completed in the fourth quarter of 2013 (see "SIGNIFICANT MATTERS — Acquisitions").

Loss on Sale of Investment Properties

During the three month period ended December 31, 2013, the Trust disposed of an income-producing property located in Poland and two vacant properties located in the United States and the United Kingdom for combined gross proceeds of $6.8 million, and incurred a $0.3 million loss on disposal due to the associated selling costs. In the fourth quarter of 2013, the Trust also incurred $0.5 million in costs related to the sale of an investment property in Germany, which closed in January 2014 and the potential sale of its portfolio of Mexican properties.

Granite REIT 2013 13

Income Tax Expense (Recovery)

The income tax expense for the fourth quarter of 2013 was $2.1 million. This includes (i) a net current tax expense of $1.3 million which relates to foreign operations; and (ii) the recording of $1.2 million of reserves for certain income tax positions taken, partially offset by (i) a deferred tax recovery of $0.4 million that relates to the net changes in the fair values of investment properties, foreign operations, the impact of income tax rate changes and the movement of foreign exchange.

The combined current and deferred effective income tax rate for the fourth quarter of 2013 reflects a $2.1 million provision on a pre-tax loss of $0.3 million which is largely driven by no deferred tax recovery being recorded on the fair value losses attributable to the Canadian properties and the proportion of income attributable to foreign taxable jurisdictions. This compares with an effective income tax rate in the fourth quarter of 2012 of a recovery of $28.4 million on a pre-tax loss of $13.9 million largely driven by the deferred tax recovery recorded in Canada of approximately $22.9 million related to a REIT reorganization step taken in that quarter. Also, relative to 2012 when Granite was a corporation, the effective tax rate for the three months ended December 31, 2013 is favourably impacted due to the REIT conversion, which results in a significantly lower income tax expense in Canada and marginal state current income tax being recorded in the United States.

The Trust is structured with the objective of optimizing after-tax distributions it receives from its various subsidiary entities. Income tax related legislative changes, including withholding taxes, may affect the level of distributions made to the Trust by its subsidiary entities, the level of taxable income earned by the Trust and the source of income distributed by the Trust.

Net Income (Loss)

Net loss was $2.4 million in the three month period ended December 31, 2013 in comparison to net income of $14.5 million in the prior year period. The decrease in net income of $16.9 million was primarily due to a decrease in deferred tax recovery of $34.2 million and $7.7 million in acquisition transaction costs, partially offset by an $11.8 million decrease in the fair value loss on investment properties, a $9.4 million increase in rental revenue and a $3.7 million decrease in current tax expense.

Funds From Operations

	Three Months Ended December 31,
(in thousands, except per unit/share information)	2013	2012	Change
Net income (loss) attributable to stapled unitholders or common shareholders	$(2,599)	$14,466	(118%	)
Add (deduct):
Fair value losses on investment properties	29,820	41,565	(28%	)
Fair value losses (gains) on financial instruments	(216)	585	(137%	)
Acquisition transaction costs	7,751	—	N/A
Loss on sale of investment properties	794	—	N/A
Deferred income taxes	813	(34,545)	NM
Non-controlling interests relating to the above	107	—	N/A

Funds from Operations ("FFO")	$36,470	$22,071	65%

Basic and diluted FFO per stapled unit or share	$0.78	$0.47	66%

Basic number of stapled units or common shares outstanding	46,942	46,833

Diluted number of stapled units or common shares outstanding	46,957	46,866

Granite determines FFO using the definition prescribed by the Real Estate Property Association of Canada ("REALPAC"). Granite considers FFO to be a meaningful supplemental measure of operating performance. However, FFO should not be construed as an alternative to net income or cash flows provided by operating

14 Granite REIT 2013

activities determined in accordance with IFRS. FFO and basic and diluted FFO per stapled unit or share are measures widely used by analysts and investors in evaluating the operating performance of real estate entities. However, FFO does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other entities.

The $14.4 million increase in FFO compared to the prior year period is primarily due to increased rental revenue of $9.4 million and lower current tax expense of $3.7 million.

RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2013

Highlights

	Years Ended December 31,
(in millions, except per unit/share information)	2013	2012	Change
Rental revenue and tenant recoveries	$203.2	$181.1	12%
Income before fair value changes, acquisition transaction costs, gain on Meadows holdback, loss on sale of investment properties and income taxes(i)	149.3	128.6	16%
Net income attributable to stapled unitholders or common shareholders	145.0	149.8	(3%	)
Funds from Operations ("FFO")(ii)	138.3	109.9	26%
Comparable FFO(iii)	142.5	109.9	30%
Diluted FFO per stapled unit or share(ii)	$2.95	$2.34	26%
Diluted comparable FFO per stapled unit or share(iii)	$3.04	$2.34	30%
(i)
Income before fair value changes, acquisition transaction costs, gain on Meadows holdback, loss on sale of investment properties and income taxes is an additional IFRS measure and is referenced as such in the audited combined statements of income for the year ended December 31, 2013. Granite considers income before fair value changes, acquisition transaction costs, gain on Meadows holdback, loss on sale of investment properties and income taxes to be a useful measure to evaluate operating performance. This is not a standardized measure under IFRS and accordingly may not be comparable to similar measures reported by other entities.

(ii)
FFO and diluted FFO per stapled unit or share do not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other entities. See "Results of Operations for the Year Ended December 31, 2013 — Funds from Operations".

(iii)
Excludes $4.2 million ($0.09 per stapled unit) of net withholding taxes paid in the second quarter of 2013 related to the repatriation of prior years' earnings from foreign jurisdictions. See "Results of Operations for the Year Ended December 31, 2013 — Funds from Operations".

(in millions, except number of properties)	December 31, 2013	December 31, 2012	Change
Number of income-producing properties	112	104	8%
Leaseable area (sq. ft.)	31.9	28.0	14%
Annualized lease payments ("ALP")	$221.9	$185.2	20%
Investment properties, fair value	$2,351.9	$1,943.7	21%

Rental Revenue and Tenant Recoveries

Rental revenue for the year ended December 31, 2013 increased $22.1 million to $203.2 million from $181.1 million in the prior year period. The change in rental revenue is discussed below:

Rental revenue, year ended December 31, 2012	$181.1
Contractual rent adjustments	6.6
Completed projects on-stream	3.0
Acquisitions	8.6
Renewals and re-leasing of income-producing properties	(1.3)
Vacancies and disposals of income-producing properties	(1.3)
Effect of changes in foreign currency exchange rates	6.2
Other, including straight-line adjustments to rental revenue	0.3

Rental revenue, year ended December 31, 2013	$203.2

Granite REIT 2013 15

The $6.6 million increase in revenue from contractual rent adjustments includes (i) $1.7 million from annual CPI based increases implemented in 2013 on properties representing 7.5 million square feet of leaseable area, (ii) $4.4 million from cumulative CPI based increases (being increases that occur every five years or once a specified cumulative increase in CPI has occurred) implemented in 2012 and 2013 on properties representing 11.3 million square feet of leaseable area, and (iii) $0.5 million from fixed contract adjustments on properties representing 2.3 million square feet of leaseable area.

The completion of eight Magna expansion or improvement projects in Austria, Germany, the Czech Republic, Canada and the United States in 2012 and 2013, and one non-Magna improvement project in Canada, which added a combined 0.6 million square feet of leaseable area, contributed $3.0 million to rental revenue for the year ended December 31, 2013.

The acquisition of 12 income-producing properties in 2013, representing 4.2 million square feet of leaseable area, contributed $8.6 million to rental revenue for the year ended December 31, 2013 (see "SIGNIFICANT MATTERS — Acquisitions").

Renewals and re-leasing had a $1.3 million net negative impact on revenues compared to the prior year period. This decrease was primarily due to the renewal of nine leases representing 3.5 million square feet of leaseable area in Canada, the United States, Mexico, Germany and Austria, which were negotiated at rental rates lower than the expiring lease rates in place.

Rental revenue for the year ended December 31, 2013 was also negatively impacted by $1.3 million primarily due to a non-Magna tenant vacating a 0.3 million square foot facility in the United Kingdom and vacancies resulting from the non-renewal by Magna of five expired leases representing 0.6 million square feet of leaseable area in the United States.

Foreign exchange had a $6.2 million positive impact on reported rental revenues as the weakening of the Cdn. dollar against the euro and U.S. dollar denominated rents resulted in an increase in rental revenue of $4.8 million and $1.4 million, respectively.

Property Operating Costs

Property operating costs, which include real estate taxes, utilities, insurance, repairs and maintenance, legal and other property-related expenses were $5.6 million for both of the years ended December 31, 2013 and 2012. As previously noted, property costs for the prior year period include $1.6 million of land transfer taxes and other related costs associated with internal reorganizations related to the REIT conversion. Excluding the impact of these costs, property costs increased by $1.6 million primarily due to (i) $1.1 million in property costs recoverable from tenants, which are attributable to three of the properties acquired during 2013, (ii) $0.7 million of professional fees related to lease renewals and re-leasing of properties and (iii) $0.7 million related to higher repairs and maintenance costs and realty taxes incurred with respect to vacant and acquired properties in the Netherlands. These increases were partially offset by a $1.0 million decrease in appraisal, environmental and valuation costs compared to the prior year period. In 2012, as part of the process of preparing for the REIT conversion, the Trust undertook to appraise and fair value all properties.

General and Administrative Expenses

General and administrative expenses decreased by $3.7 million to $27.3 million in the year ended December 31, 2013 from $31.0 million in the prior year period. General and administrative expenses for the year ended December 31, 2013 include $2.5 million of advisory costs relating to the REIT conversion and related internal reorganizations. General and administrative expenses for the year ended December 31, 2012 include $7.9 million of advisory costs related to the REIT conversion and $0.3 million of employee termination expense. Excluding the impact of the advisory costs and the employee termination expense, general and administrative expenses increased by $2.0 million primarily due to higher compensation expense and professional fees.

16 Granite REIT 2013

Depreciation and Amortization

Depreciation and amortization expense increased by $0.2 million and resulted from the amortization of fixed assets relating to our offices in Toronto, Canada and Vienna, Austria.

Interest Expense and Other Financing Costs, Net

Net interest expense and other financing costs were $20.6 million in the year ended December 31, 2013 compared to $15.9 million in the prior year period. The increase of $4.7 million is comprised of the previously noted $1.9 million of interest and associated costs related to the issuance of the 2018 Debentures (see "SIGNIFICANT MATTERS — Series 1 Senior Debentures"), $1.9 million of additional interest costs related to the outstanding mortgage debts and draws on the revolving credit facility with respect to the acquisitions that occurred in 2013, $0.2 million in amortization of deferred financing costs related to a credit facility which was replaced in February 2013, a $0.4 million decrease in capitalized interest due to fewer capital projects in 2013 and a $0.2 million decrease in interest income.

Foreign Exchange Losses (Gains), Net

Granite recognized net foreign exchange losses of less than $0.1 million in the year ended December 31, 2013 compared to net foreign exchange gains of $0.2 million in the prior year period. Net foreign exchange losses for the year ended December 31, 2013 included a $1.2 million realized foreign exchange loss on derivative financial instruments such as foreign exchange forward contracts, offset by $1.2 million in net foreign exchange gains primarily related to the weakening of the Cdn. dollar on the re-measurement of certain assets and liabilities of Granite and its subsidiaries that are denominated in U.S. dollars and euros. The net foreign exchange gains in the year ended December 31, 2012 are primarily due to a $0.9 million net realized gain on derivative financial instruments such as foreign exchange forward contracts, partially offset by $0.7 million of net foreign exchange losses on the re-measurement of certain assets and liabilities of Granite and its subsidiaries that are denominated in U.S. dollars and euros.

Fair Value Losses (Gains) on Investment Properties, Net

Net fair value losses on investment properties were $25.2 million in the year ended December 31, 2013 compared to net fair value gains on investment properties of $33.3 million in the prior year period. The net fair value losses in the year ended December 31, 2013 primarily resulted from (i) changes in leasing assumptions relating to market rent values used in the discounted cash flow models, recent lease renewals and the amount or timing of cash flows primarily attributable to capital expenditures and (ii) a net fair value loss attributed to the Mexican portfolio (see "INVESTMENT PROPERTIES") partially offset with discount and terminal capitalization rate compression in Canada and the United States.

The fair value gains in the year ended December 31, 2012 primarily resulted from the compression in discount and terminal capitalization rates across the entire portfolio with the most significant gains occuring in Canada and Europe. The fair value of investment properties at January 1, 2012 and December 31, 2012 represent a weighted average terminal capitalization rate (defined as terminal capitalization rate weighted on investment property fair value) of 8.87% and 8.66%, respectively, and a weighted average discount rate (defined as discount rate weighted on investment property fair value) of 8.91% and 8.70%, respectively.

Fair Value Gains (Losses) on Financial Instruments

Granite recognized net fair value gains on financial instruments of $0.1 million in the year ended December 31, 2013 compared to fair value losses of $0.4 million in the prior year period. Net fair value gains for the year ended December 31, 2013 related to the increase in fair value of the interest rate caps associated with the mortgages payable. Net fair value losses for the year ended December 31, 2012 were related to foreign exchange forward contracts outstanding at the end of the period (see note 19 to the audited combined financial statements for the year ended December 31, 2013).

Granite REIT 2013 17

Acquisition Transaction Costs

In the year ended December 31, 2013, Granite incurred $14.2 million in acquisition transaction costs. These costs included $12.1 million of land transfer taxes and $2.1 million for legal and other administrative costs related to the acquisitions made in Europe and the United States that were all accounted for as business combinations (see "SIGNIFICANT MATTERS — Acquisitions").

Gain on Meadows Holdback

In the first quarter of 2013, the Trust entered into a settlement agreement pursuant to which the Trust has received U.S. $5.0 million relating to a holdback receivable of a former subsidiary's sale of a property in 2006. The settlement proceeds comprised a cash payment of U.S. $1.5 million and a non-interest bearing promissory note of U.S. $3.5 million payable in U.S. $0.5 million monthly instalments which commenced March 31, 2013 and concluded with the final installment received in October 2013.

Loss on Sale of Investment Properties

In 2013, the Trust disposed of an income-producing property located in Poland and three vacant properties located in Canada, the United States and the United Kingdom for combined gross proceeds of $17.4 million, and incurred a $0.6 million loss on disposal due to the associated selling costs. The Trust also incurred $0.5 million in costs related to the sale of an investment property in Germany, which closed in January 2014 and the potential sale of its portfolio of Mexican properties.

Income Tax Expense (Recovery)

The net income tax recovery for the year ended December 31, 2013 was $31.3 million and primarily comprised of (i) a reversal of $41.9 million of the Canadian deferred tax liabilities recorded prior to the January 3, 2013 REIT conversion; and (ii) a net $0.2 million recovery of other items including the change in previously unrecognized tax benefits, the settlement of tax examinations in Canada, Germany and the United States which were recorded in the first and third quarters of 2013 and the recording of reserves for certain income tax positions taken in the fourth quarter. These recoveries were partially offset by (i) $3.2 million of net deferred tax expense related to the net changes in the fair values of investment properties, foreign operations, the impact of income tax rate changes, and the movement of foreign exchange; and (ii) $6.5 million of current tax expense related to foreign operations.

Significantly impacting the current tax expense and deferred tax recovery was a $4.2 million net withholding tax payment made in the second quarter primarily related to a large repatriation of tax paid earnings of prior years from foreign operations that was offset by the reversal of the deferred tax expense recorded in prior periods resulting in no impact to total tax expense for the year ended December 31, 2013. A repatriation of tax paid earnings from foreign operations of this magnitude is not expected to recur.

Excluding the deferred tax reversals of $41.9 million noted above and $22.9 million in the fourth quarter of 2012, the combined current and deferred income tax expense for the years ended December 31, 2013 and 2012 was $10.6 million, representing an effective tax rate of 9% and $34.6 million, representing an effective tax rate of 21%, respectively. The effective tax rate is lower for the year ended December 31, 2013 primarily due to the REIT conversion, which results in a significantly lower income tax expense in Canada and only some state current income tax being recorded in the United States.

As previously noted, the Trust is structured with the objective of optimizing after-tax distributions it receives from its various subsidiary entities. Income tax related legislative changes, including withholding taxes, may affect the level of distributions made to the Trust by its subsidiary entities, the level of taxable income earned by the Trust and the source of income distributed by the Trust.

Net Income

Net income was $145.3 million in the year ended December 31, 2013 in comparison to $149.8 million in the prior year period. The decrease of $4.5 million was primarily due to the net fair value losses on investment properties of $25.2 million compared to a $33.3 million net fair value gain in the prior year period, $14.2 million

18 Granite REIT 2013

in acquisition transaction costs, $4.7 million in additional net interest expense and a $1.1 million loss on sale of investment properties, partially offset by a decrease in deferred income taxes of $34.9 million which includes the reversal of $41.9 million in Canadian deferred income tax liabilities as a result of converting to a REIT on January 3, 2013, a $22.1 million increase in rental revenue, a $8.2 million decrease in current income taxes, a $5.1 million gain on the settlement of the Meadows holdback and a $3.7 million decrease in general and administrative expenses.

Funds From Operations

	Years Ended December 31,
(in thousands, except per unit/share information)	2013	2012	Change
Net income attributable to stapled unitholders or common shareholders	$145,031	$149,756	(3%	)
Add (deduct):
Fair value losses (gains) on investment properties	25,224	(33,343)	176%
Fair value losses (gains) on financial instruments	(72)	359	(120%	)
Gain on Meadows holdback	(5,143)	—	N/A
Acquisition transaction costs	14,246	—	N/A
Loss on sale of investment properties	1,122	21	NM
Deferred income taxes	(42,018)	(6,923)	NM
Non-controlling interests relating to the above	(105)	(15)	NM

Funds from Operations ("FFO")	$138,285	$109,855	26%

Net withholding tax payment	4,220	—	N/A

Comparable FFO	$142,505	$109,855	30%

Basic and diluted FFO per stapled unit or share	$2.95	$2.34	26%

Basic and diluted comparable FFO per stapled unit or share	$3.04	$2.34	30%

Basic number of stapled units or common shares outstanding	46,925	46,855

Diluted number of stapled units or common shares outstanding	46,949	46,876

NM — not meaningful
N/A — not applicable

As noted earlier in this MD&A, Granite determines FFO using the definition prescribed by REALPAC (see — "RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED DECEMBER 31, 2013 — Funds from Operations").

Comparable FFO for the year ended December 31, 2013 excludes $4.2 million of current tax expense associated with net withholding taxes paid in the second quarter of 2013 largely related to the repatriation of prior years' earnings from foreign jurisdictions primarily associated with certain planned internal reorganizations undertaken post REIT conversion. These withholding taxes were accounted for as a deferred tax expense in prior years, the vast majority of which pertain to periods prior to 2012, and therefore the impact to the current tax expense was offset by the reversal of the prior year deferred tax accrual resulting in no impact to total tax expense. As the net $4.2 million withholding tax payment is a result of a significant repatriation that is not expected to recur at a similar level of magnitude, it has been added to FFO to arrive at a comparable FFO amount to prior periods. Comparable FFO increased $32.6 million compared to the prior year period primarily due to increased rental revenue of $22.1 million, a reduction in general and administrative expense of $3.7 million and lower current income tax expense of $12.2 million partially offset by a $4.7 million increase in net interest expense.

Granite REIT 2013 19

LIQUIDITY AND CAPITAL RESOURCES

Granite generated cash flows from operations of $28.1 million and $127.9 million in the three month period and year ended December 31, 2013, respectively. At December 31, 2013, the Trust had cash and cash equivalents of $95.5 million and unitholders' equity of $1.7 billion.

Cash Flows

Three Months Ended December 31, 2013

Operating Activities

	Three Months Ended December 31,
(in millions)	2013	2012	Change
Cash Flows
Net income (loss)	$(2.4)	$14.5	(117%	)
Items not involving current cash flows	30.3	9.9	206%
Current income tax expense	2.5	6.2	(60%	)
Income taxes paid	(0.4)	(6.1)	93%
Interest expense	6.5	4.1	59%
Interest paid	(7.6)	(7.9)	4%

Cash from operations before changes in working capital balances	28.9	20.7	40%
Change in working capital balances	(0.8)	3.6	(122%	)

Cash provided by operating activities	$28.1	$24.3	16%

Cash generated from operations before changes in working capital balances increased $8.2 million to $28.9 million in the fourth quarter of 2013 compared to $20.7 million in the prior year period. The increase is primarily due to increased rental revenue of $9.4 million and lower income taxes paid of $5.7 million partially offset by $7.7 million in acquisition transaction costs.

The change in working capital balances resulted in a use of cash of $0.8 million in the fourth quarter of 2013. The change in working capital for the three month period ended December 31, 2013 comprised a decrease in accounts payable and other accrued liabilities of $1.6 million, primarily due to the payment of acquisition costs partially offset by a $0.8 million decrease in accounts receivable primarily due to the receipt of VAT receivable related to a completed expansion project in Germany.

In the fourth quarter of 2012, the change in working capital balances generated cash of $3.6 million primarily due to a $2.6 million increase in accounts payable and other accrued liabilities primarily related to professional fee accruals relating to the REIT conversion and a $2.0 million increase in deferred revenue due to timing of rental receipts partially offset by a $1.2 million increase in accounts receivable primarily due to funds receivable from a non-Magna tenant with respect to a capital project.

Investing Activities

Investing activities for the three month period ended December 31, 2013 used cash of $179.6 million, which was primarily a result of $179.8 million of cash payments related to acquisitions and investment property additions of $6.1 million partially offset by net proceeds of $6.6 million on the disposal of investment properties. Cash used in investing activities for the fourth quarter of 2012 of $4.9 million was primarily due to investment property additions of $7.2 million and fixed asset additions of $0.2 million, partially offset by proceeds from an unsecured note receivable of $2.5 million.

Financing Activities

Cash generated by financing activities for the three month period ended December 31, 2013 of $164.1 million was primarily related to $200.0 million of proceeds received from the issuance of the 2018 Debentures partially offset by distribution payments of $24.6 million, repayment of bank indebtedness of $9.8 million and $1.7 million of financing costs paid with respect to the 2018 Debentures. Cash used in financing activities for the three month period ended December 31, 2012 related to dividend payments of $23.4 million.

20 Granite REIT 2013

Year Ended December 31, 2013

Operating Activities

	Years Ended December 31,
(in millions)	2013	2012	Change
Cash Flows
Net income	$145.3	$149.8	(3%	)
Items not involving current cash flows	(16.5)	(34.8)	53%
Current income tax expense	10.5	18.7	(44%	)
Income taxes paid	(14.5)	(28.6)	49%
Interest expense	19.9	16.3	22%
Interest paid	(17.1)	(16.1)	(6%	)

Cash from operations before changes in working capital balances	127.6	105.3	21%
Change in working capital balances	0.3	10.7	(97%	)

Cash provided by operating activities	$127.9	$116.0	10%

For the year ended December 31, 2013, Granite generated cash from operations before changes in working capital balances of $127.6 million compared to $105.3 million in the prior year period. The $22.3 million increase is primarily due to the increase in rental revenue of $22.1 million, lower income taxes paid of $14.1 million and a $3.7 million decrease in general and administrative expenses partially offset by $14.2 million of acquisition transaction costs.

The change in working capital balances generated cash of $0.3 million in the year ended December 31, 2013. The main drivers of the change in working capital for the period were a $1.3 million decrease in accounts receivable primarily due to the collection of a receivable related to a completed capital project for a non-Magna tenant partially offset by a $1.1 million decrease in deferred revenue due to timing of rental receipts.

For the year ended December 31, 2012, the change in working capital balances generated cash of $10.7 million primarily due to a $6.4 million increase in accounts payable and other accrued liabilities, primarily related to professional fee accruals related to the REIT conversion and higher incentive pay accruals due to the introduction of an incentive plan in 2012, a $2.9 million decrease in accounts receivable primarily due to lower rent, process related costs and VAT receivables, partially offset by the capital project cost receivable noted above, and a $2.0 million increase in deferred revenue due to timing of rental receipts. These increases were partially offset by a $0.5 million transfer of funds to restricted cash with respect to a construction project.

Investing Activities

Cash used in investing activities for the year ended December 31, 2013 was $253.6 million, which was primarily a result of $247.6 million of cash payments related to acquisitions, investment property additions of $28.9 million and fixed asset additions of $0.7 million partially offset by net proceeds from the disposal of income-producing properties of $16.8 million, proceeds from the Meadows holdback of $5.3 million and $2.6 million in proceeds from an unsecured note receivable. Cash used in investing activities for the year ended December 31, 2012 of $25.3 million was primarily due to investment property additions of $29.8 million and fixed asset additions of $1.8 million, partially offset by proceeds from an unsecured note receivable of $5.0 million and net proceeds of $1.2 million from the disposition of an income-producing property.

Financing Activities

For the year ended December 31, 2013, cash generated by financing activities of $162.1 million was primarily related to $200.0 million of proceeds received on the issuance of the 2018 Debentures, $50.4 million of net borrowings from bank indebtedness, $3.1 million received upon the exercise of stock options and $1.9 million

Granite REIT 2013 21

received from non-controlling interests, partially offset by distribution payments of $90.3 million and $2.8 million of financing costs paid. For the year ended December 31, 2012, net cash outflows from financing activities were $96.0 million, which included $93.8 million of dividend payments, $2.7 million related to the repurchase of common shares and $0.4 million in financing costs paid, partially offset by $1.0 million in proceeds received on the issuance of shares from the exercise of stock options.

Bank and Debenture Financing

Effective on February 1, 2013, the Trust entered into an unsecured senior revolving credit facility in the amount of $175.0 million that is available by way of Cdn. dollar, U.S. dollar or euro denominated loans or letters of credit (the "Granite Credit Facility") and matures on February 1, 2015. However, the Trust has the option to extend the maturity date by one year to February 1, 2016, subject to the agreement of lenders in respect of a minimum of 66 2/3% of the aggregate amount committed under the Granite Credit Facility. The Granite Credit Facility provides Granite with the ability to increase the amount of the commitment by an additional aggregate principal amount of up to $75.0 million with the consent of the participating lenders. Interest on drawn amounts will be calculated based on an applicable margin determined by the Trust's external credit rating. Based on Granite's current credit rating, the Trust would be subject to interest rate margins of up to 1.63% depending on the currency and form of advance. At December 31, 2013, the Trust had $53.2 million (U.S. $50.0 million) drawn under the Granite Credit Facility and $1.2 million in letters of credit issued against the Granite Credit Facility.

In December 2004, Granite issued $265.0 million of 6.05% senior unsecured debentures (the "2016 Debentures"), which are due December 22, 2016, at a price of $995.70 per $1,000.00 of principal amount and are guaranteed by Granite and certain of its subsidiaries. The 2016 Debentures rank equally with all of Granite's existing and future unsecured indebtedness. The total outstanding at December 31, 2013 was $263.9 million.

In October 2013, Granite issued at par $200.0 million of the 2018 Debentures which are due October 2, 2018 (see "SIGNIFICANT MATTERS — Series 1 Senior Debentures"). The 2018 Debentures rank equally with all of the Trust's existing and future unsubordinated and unsecured indebtedness and are guaranteed by Granite and certain of its subsidiaries. The total outstanding at December 31, 2013 was $198.1 million. At December 31, 2013, all of the 2016 Debentures and the 2018 Debentures remained outstanding.

Also in October 2013, the Trust entered into a cross currency interest rate swap (the "Cross Currency Interest Rate Swap") to exchange the $200.0 million proceeds and related 4.613% interest payments from the 2018 Debentures to euro 142.3 million and euro denominated interest payments at a 3.56% interest rate. Under the terms of the swap, on October 2, 2018, the Trust will repay the principal proceeds received of euro 142.3 million for $200.0 million. As at December 31, 2013, the fair value of the Cross Currency Interest Rate Swap was a net financial liability of $11.0 million.

In connection with the acquisitions of income-producing properties that were completed in February and May 2013, the Trust has two mortgages outstanding totaling $38.8 million (U.S. $36.5 million). The mortgages mature on June 10, 2017 and May 10, 2018, respectively and both bear interest at LIBOR plus 2.5%. Interest rate caps were entered into for 100% of the mortgage amounts and for the duration of the mortgages thereby limiting the exposure to interest rate fluctuations to a maximum of 4.0%. The mortgages are recourse to the three investment properties acquired which are pledged as collateral.

In July 2013, the Trust entered into a construction loan (the "Construction Loan") for U.S. $17.0 million relating to the development land purchased in the United States (see "INVESTMENT PROPERTIES"). The Construction Loan bears interest at LIBOR plus 2.25% and matures on July 25, 2016. Proceeds from the Construction Loan may only be used to pay for the construction cost of improvements on the property and other related costs, and loan advances will be made based on the value of the work completed. The maximum amount available under the Construction Loan may be increased to U.S. $19.0 million, subject to certain terms and conditions being met. The Trust has the option to extend the maturity date for two successive periods to July 25, 2017 and 2018, subject to certain terms and conditions. The Construction Loan is secured by a first mortgage lien on the property. At December 31, 2013, $3.3 million (U.S. $3.1 million) had been drawn under the Construction Loan.

22 Granite REIT 2013

At December 31, 2013, the Trust's debt to total equity ratio was 25%. Management believes that the Trust's cash resources, cash flow from operations and available third-party borrowings will be sufficient to finance its operations and capital expenditures program over the next year as well as pay distributions. Additional acquisition and development activity will depend on the availability of suitable investment opportunities and related financing.

At December 31, 2013, the Trust was in compliance with its debt agreements and related covenants.

Credit Ratings

On October 30, 2013, Moody's assigned a rating to the 2016 Debentures, 2018 Debentures as well as the Trust of Baa3 with a positive outlook. On October 1, 2013, DBRS confirmed the BBB rating on the 2016 Debentures and 2018 Debentures with a stable trend. Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. A rating accorded to any security is not a recommendation to buy, sell or hold such securities and may be subject to revision or withdrawal at any time by the rating organization which granted such ratings.

Distributions

As required by National Policy 41-201, Income Trusts and Other Indirect Offerings, the following table outlines the differences between cash flow from operating activities and cash distributions as well as the differences between net income (loss) and cash distributions, in accordance with the guidelines.

(in thousands)	Three Months Ended December 31, 2013	Year Ended December 31, 2013
Net income (loss)	$(2,391)	$145,266

Cash flows from operating activities	$28,069	$127,894
Distributions paid and payable	(25,021)	(98,922)

Cash flows from operating activities over distributions paid and payable	$3,048	$28,972

Distributions declared to stapled unitholders in the three month period ended December 31, 2013 were $25.0 million or 53 cents per stapled unit. Total distributions declared to stapled unitholders in the year ended December 31, 2013 were $98.9 million or $2.11 per stapled unit. Distributions to stapled unitholders were funded from cash from operations.

Net income (loss) prepared in accordance with IFRS recognizes revenue and expenses at time intervals that do not necessarily match the receipt or payment of cash. Therefore, when establishing cash distributions to unitholders, consideration is given to factors such as cash generated from and required for operating activities and forward-looking cash flow information, including forecasts and budgets. Management does not expect current or potential commitments to replace and maintain its investment properties to adversely affect distributions.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer of Granite have evaluated the effectiveness of the Trust's disclosure controls and procedures, as defined in National Instrument 52-109 — Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109"), as of the end of the period covered by the annual filings (as defined in NI 52-109) (the "Evaluation Date"). They have concluded that, as of the Evaluation Date, the Trust's disclosure controls and procedures were effective to ensure that material information relating to Granite and its subsidiaries would be made known to them by others within those entities and would be disclosed on a timely basis. However, as recommended by Canadian and United States securities regulators, the Trust will continue to periodically evaluate its disclosure controls and procedures and will make modifications from time to time as deemed necessary to ensure that information is recorded, processed, summarized and reported within the time periods specified in the applicable rules.

Granite REIT 2013 23

Management's Report on Internal Control Over Financial Reporting

The Trust's management is responsible for establishing and maintaining internal control over financial reporting (as such term is defined in NI 52-109 and Rules 13a-15(f) and 15d-15(f) under the United States Securities Exchange Act of 1934) for the Trust. Under the supervision and with the participation of Granite's Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of Granite's internal control over financial reporting, as of the Evaluation Date, based on the framework set forth in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation under this framework, management concluded that Granite's internal control over financial reporting was effective as of December 31, 2013.

Deloitte LLP, an independent registered public accounting firm, who audited the Trust's combined financial statements as at and for the year ended December 31, 2013 and whose report is included in the Trust's annual report for fiscal 2013, has also issued an attestation report under standards of the Public Company Accounting Oversight Board (United States) on Granite's internal control over financial reporting as of December 31, 2013. The attestation report precedes the financial statements included in the Trust's annual report for fiscal 2013.

Changes in Internal Control Over Financial Reporting

As of the Evaluation Date, there have been no changes in the Trust's internal control over financial reporting that occurred during the period beginning on the date immediately following the end of the period in respect of which Granite made its most recent previous interim filing and ended on December 31, 2013 that have materially affected, or are reasonably likely to materially affect, the Trust's internal control over financial reporting.

Limitation on the Effectiveness of Controls and Procedures

Granite's management, including the Chief Executive Officer and the Chief Financial Officer, does not expect that the Trust's controls and procedures will prevent all potential error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

COMMITMENTS, CONTRACTUAL OBLIGATIONS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

In the ordinary course of business activities, the Trust may become subject to litigation and other claims brought by, among others, tenants, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such claims would not have a material adverse effect on the financial position of the Trust.

24 Granite REIT 2013

The Trust has made commitments for future payments of interest and principal on long-term debt, construction and development project costs and certain other costs. At December 31, 2013, future payments, including interest payments, under these contractual obligations were as follows:

		Payments due by year
(in thousands) As at December 31, 2013
	Total	2014	2015	2016	2017	2018	Thereafter
Unsecured debentures	$465,000	$—	$—	$265,000	$—	$200,000	$—
Cross Currency Interest Rate Swap	11,003	—	—	—	—	11,003	—
Secured long-term debt	42,065	217	819	4,214	24,604	12,211	—
Bank indebtedness	53,180	—	53,180	—	—	—	—
Interest expense:
Unsecured debentures, net of Cross Currency Interest Rate Swap	83,726	23,180	23,153	23,153	7,120	7,120	—
Secured long-term debt	3,554	1,046	1,034	1,011	361	102	—
Bank indebtedness	1,037	957	80	—	—	—	—
Operating leases	2,024	433	433	433	219	112	394
Contingent consideration	3,777	—	—	—	—	3,777	—
Construction and development project commitments	8,204	8,204	—	—	—	—	—

	$673,570	$34,037	$78,699	$293,811	$32,304	$234,325	$394

In addition, the Trust is committed to making annual payments under two ground leases for the land upon which two income-producing properties are situated of $0.1 million and $0.5 million to the years 2049 and 2096, respectively.

Off-balance sheet arrangements consist of letters of credit, construction and development project commitments and certain operating agreements.

For further discussion of commitments, contractual obligations, contingencies and off-balance sheet arrangements, refer to notes 8, 9, 10 and 23 to the audited combined financial statements and "LIQUIDITY AND CAPITAL RESOURCES".

RELATED PARTY TRANSACTIONS

For a discussion of the Trust's transactions with related parties, please refer to note 21 to the audited combined financial statements for the year ended December 31, 2013.

OUTSTANDING STAPLED UNITS

As at the date of this MD&A, the Trust had 46,944,792 stapled units issued and outstanding. The decrease from the issued and outstanding stapled units of 46,944,821 at December 31, 2013 results from the redemption of 29 stapled units in February 2014.

DISTRIBUTIONS

Granite REIT's monthly distribution to unitholders is currently 18.3 cents per stapled unit, representing, on an annualized basis, $2.20 per stapled unit. Total distributions declared in the year ended December 31, 2013 were $98.9 million. In January and February 2014, Granite REIT declared monthly distributions of 18.3 cents per stapled unit, or $8.6 million, with respect to the one month periods ended January 31, 2014 and February 28, 2014, respectively. The distribution declared in January 2014 was paid on February 14, 2014 and the distribution declared in February 2014 will be paid on March 14, 2014.

Granite REIT 2013 25

TRANSITION TO IFRS — KEY CHANGES

Granite has adopted IFRS effective January 1, 2012, the transition date, and has prepared its opening IFRS balance sheet as at that date. Prior to the adoption of IFRS, the Trust prepared its financial statements in accordance with U.S. GAAP. The nature of the adjustments is described below:

a)
Investment properties — Under U.S. GAAP, investment properties were recorded at cost and depreciated over their estimated useful lives. Under International Accounting Standard 40, Investment Property ("IAS 40"), Granite has elected to measure investment properties at fair value and records changes in fair value in net income during the period of change. In connection with recording investment properties at fair value, deferred leasing commissions, tenant inducements, deferred rent receivable and certain deferred revenue balances are no longer separately recognized under IFRS. The recording of real estate properties at fair value also resulted in adjustments to Granite's deferred tax balances. The adjustments, as a result of implementing the fair value model as at January 1, 2012, were recorded to opening deficit.

b)
Cumulative foreign currency translation differences — IAS 21, The Effects of Changes in Foreign Exchange Rates, requires an entity to determine the translation differences in accordance with IFRS from the date a subsidiary was formed. IFRS allows cumulative translation differences for all foreign operations to be deemed zero at the date of transition to IFRS. In accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards, Granite elected to reset all cumulative translation differences to zero on transition to IFRS by adjusting amounts through opening deficit.

c)
Trust Units — In conjunction with the REIT conversion, Granite Real Estate Inc.'s common shares were exchanged for stapled units. Under IAS 32, Financial Instruments, equity instruments can be considered a liability if the holder has the right to put the instrument back to the issuer for cash or another financial asset unless certain conditions are met. The attributes of the stapled units meet the exemption conditions set out in IAS 32 and are therefore presented as equity. Notwithstanding the presentation of these units as equity, the aforementioned exception provided for the presentation of the stapled units as equity does not extend to the accounting for unit-based payments. Accordingly, Granite's incentive stock option and executive deferred stapled unit plans, as amended under the REIT conversion, were recorded as liabilities upon conversion to a REIT and are revalued at each interim period.

d)
Income Taxes — Under IFRS, deferred income taxes are recorded for temporary differences arising in respect of assets and liabilities at the tax rates that are expected to apply to the period when the asset is realized or the liability settled, based on tax rates and laws that have been enacted or substantively enacted by the reporting date. Primarily as a result of the increase to the carrying value of investment properties from the fair value adjustment on transition, an adjustment to the deferred tax liability has been recorded at January 1, 2012. However, as a result of the REIT conversion which was effective January 3, 2013, deferred income tax amounts related to Canadian investment properties have been reversed as an adjustment to deferred income tax expense. The conversion to the REIT did not impact the deferred income tax balances in any other jurisdiction.

As at January 1, 2012, unitholders' equity increased primarily from the fair value increase in investment properties partially offset by the corresponding deferred tax adjustment. In preparing the combined financial statements in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards, the Trust has applied the mandatory exception from full retrospective application under IFRS relating to estimates. Hindsight was not used to create or revise estimates and accordingly the estimates previously made by the Trust under U.S. GAAP are consistent with their application under IFRS.

CRITICAL ACCOUNTING ESTIMATES

The preparation of combined financial statements in conformity with IFRS requires management to apply judgment and make estimates that affect the amounts reported and disclosed in the combined financial statements. Management bases estimates on historical experience and various other assumptions that are believed to be reasonable in the circumstances, the results of which form the basis for making judgments

26 Granite REIT 2013

about the values of assets and liabilities. On an ongoing basis, management evaluates its estimates. However, actual results could differ from those estimates under different assumptions or conditions.

The Trust's significant accounting policies that involve the most judgment and estimate are as follows:

Judgments

Leases

The Trust's policy for revenue recognition is described in note 2(j) of the audited combined financial statements for the year ended December 31, 2013. The Trust makes judgments in determining whether certain leases are operating or finance leases, in particular tenant leases with long contractual terms or leases where the property is a large square-footage and/or architecturally unique and ground leases where the Trust is the lessee.

Investment properties

The Trust's policy relating to investment properties is described in note 2(d) of the audited combined financial statements for the year ended December 31, 2013. In applying this policy, judgment is applied in determining whether certain costs incurred for tenant improvements are additions to the carrying amount of the property or represent incentives, identifying the point at which practical completion of properties under development occurs and determining borrowing costs to be capitalized to the carrying value of properties under development. Judgment is also applied in determining the extent and frequency of independent appraisals.

Income taxes

The Trust applies judgment in determining whether it will continue to qualify as a REIT for both Canadian and U.S. tax purposes for the foreseeable future. However, should it, at some point no longer qualify, it would be subject to income tax and would be required to recognize current and deferred income taxes.

Estimates and Assumptions

Valuation of investment properties

The fair value of investment properties is determined by management using primarily the discounted cash flow method in which the income and expenses are projected over the anticipated term of the investment plus a terminal value discounted using an appropriate discount rate. Management also takes into consideration appraisals obtained from time to time from independent qualified real estate valuation experts in order to arrive at its own conclusions on value. The Trust's critical assumptions relating to the estimates of fair values of investment properties include the receipt of contractual rents, contractual renewal terms, expected future market rental rates, discount rates that reflect current market uncertainties, capitalization rates and recent property investment prices. If there is any change in these assumptions or regional, national or international economic conditions, the fair value of investment properties may change materially. Refer to note 5 of the audited combined financial statements for the year ended December 31, 2013 for further information on the estimates and assumptions made by management in connection with the fair values of investment properties.

Fair value of financial instruments

Where the fair value of financial assets or liabilities recorded on the balance sheet or disclosed in the notes cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as credit risk and volatility. Changes in assumptions about these factors could materially affect the reported fair value of financial instruments.

Granite REIT 2013 27

Income taxes

The Trust operates in a number of countries and is subject to the income tax laws in its operating jurisdictions. These laws can be subject to different interpretations by relevant taxation authorities. Significant judgment is required in the estimation of Granite's income tax expense, interpretation and application of the relevant tax laws, and provision for any exposure that may arise from tax positions that are under audit by relevant taxation authorities.

The recognition and measurement of deferred tax assets or liabilities is dependent on management's estimate of future taxable profits and income tax rates that are expected to be in effect in the period the asset is realized or the liability is settled. Any changes in management's estimate can result in changes in deferred tax assets or liabilities as reported in the audited combined balance sheets and also the deferred income tax expense in the audited combined statements of income.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

New accounting standards issued but not yet applicable to the combined financial statements for the year ended December 31, 2013 are described below. Granite intends to adopt these standards when they become effective.

Financial Instruments: Presentation IAS 32

There are a number of amendments to IAS 32 Financial Instruments: Presentation ("IAS 32"), relating to offsetting certain assets and liabilities. These amendments are to the application guidance in IAS 32 and clarify some of the requirements for offsetting financial assets and financial liabilities on the balance sheet. The amendments are effective January 1, 2014. The Trust does not expect the adoption of these amendments to have a significant impact on the combined financial statements.

Levies

In May 2013, IFRIC Interpretation 21 — Levies ("IFRIC 21") was issued which is an interpretation of IAS 37 — Provisions, Contingent Liabilities and Contingent Assets. IFRIC 21 clarifies what the obligating event is that gives rise to a levy and when a liability should be recognized. IFRIC 21 is effective for years beginning on or after January 1, 2014 and must be applied retrospectively. Realty taxes payable by the Trust are considered levies and the Trust is currently assessing the potential impact of this standard on its combined financial statements.

Financial Instruments IFRS 9

IFRS 9 Financial Instruments ("IFRS 9") will eventually replace IAS 39 Financial Instruments: Recognition and Measurement ("IAS 39") in its entirety. IFRS 9 addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity's business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The most significant change is, in cases where the fair value option is taken for financial liabilities, that the part of a fair value change due to an entity's own credit risk is recorded in other comprehensive income rather than the income statement. The effective date for implementation of this standard has not been determined. The Trust has not yet determined the impact of IFRS 9 on its audited combined financial statements.

RISKS AND UNCERTAINTIES

Investing in our stapled units involves a high degree of risk. There are a number of risk factors that could have a material adverse effect on our business, financial condition, operating results and prospects. These risks and uncertainties are discussed in our AIF filed with securities regulators in Canada and available online at www.sedar.com and Annual Report on Form 40-F filed with the SEC and available online at www.sec.gov, each in respect of the year ended December 31, 2013.

28 Granite REIT 2013

SELECTED ANNUAL AND QUARTERLY DATA

Refer to note 1 of the audited combined financial statements for a description of the accounting policies used in the determination of the financial data.

(in thousands, except for per unit/share information) Years ended December 31,	2013	2012(1)	2011(2)
Rental revenue and tenant recoveries	$203,247	$181,115	$180,937

Net income:
Continuing operations	$145,266	$149,827	$57,942
Discontinued operations	—	—	94,449

	$145,266	$149,827	$152,391

Income from continuing operations attributable to stapled unitholders or common shareholders	$145,031	$149,756	$57,942
Add (deduct):
Fair value losses (gains) on investment properties	25,224	(33,343)	—
Fair value losses (gains) on financial instruments	(72)	359	—
Gain on Meadows holdback	(5,143)	—	—
Acquisition transaction costs	14,246	—	—
Loss (gain) on sale of investment properties/real estate properties	1,122	21	(91)
Deferred income taxes	(42,018)	(6,923)	—
Non-controlling interests relating to the above	(105)	(15)	—
Depreciation and amortization	—	—	42,701

FFO	$138,285	$109,855	$100,552

Comparable FFO	$142,505	$109,855	$100,552

Basic income from continuing operations per unit or share attributable to stapled unitholders or common shareholders	$3.09	$3.20	$1.24

Diluted income from continuing operations per unit or share attributable to stapled unitholders or common shareholders	$3.09	$3.20	$1.23

Basic net income per unit or share attributable to stapled unitholders or common shareholders	$3.09	$3.20	$3.25

Diluted net income per unit or share attributable to stapled unitholders or common shareholders	$3.09	$3.20	$3.24

Diluted FFO per stapled unit or share	$2.95	$2.34	$2.14

Diluted comparable FFO per stapled unit or share	$3.04	$2.34	$2.14

Cash distributions or dividends declared	$2.11	$1.99	$0.80

Basic shares outstanding	46,925	46,855	46,888

Diluted shares outstanding	46,949	46,876	46,970

Total Assets	$2,468,633	$2,007,090	$1,245,414

Total Debt	$568,109	$263,589	$263,236

(1)
The amounts for 2012 have been restated for IFRS.

(2)
The amounts for 2011 are reported under U.S. GAAP. As a result of the differing reporting principles used, the data between fiscal years may not be comparable.

Granite REIT 2013 29

Quarter ended	Mar 31, 2013	Jun 30, 2013	Sep 30, 2013	Dec 31, 2013	Total 2013
Rental revenue and tenant recoveries	$48,124	$49,476	$50,969	$54,678	$203,247

Net income (loss)(1)	$94,394	$43,394	$9,869	$(2,391)	$145,266

Net income (loss) attributable to stapled unitholders or common shareholders	$94,291	$43,548	$9,791	$(2,599)	$145,031
Add (deduct):
Fair value losses (gains) on investment properties	(18,734)	(10,927)	25,065	29,820	25,224
Fair value losses (gains) on financial instruments	(495)	643	(4)	(216)	(72)
Gain on Meadows holdback	(5,143)	—	—	—	(5,143)
Acquisition transaction costs	411	382	5,702	7,751	14,246
Loss on sale of investment properties/real estate properties	—	328	—	794	1,122
Deferred income taxes	(36,378)	(2,456)	(3,997)	813	(42,018)
Non-controlling interests relating to the above	54	(260)	(6)	107	(105)

FFO	$34,006	$31,258	$36,551	$36,470	$138,285

Comparable FFO(2)	$34,006	$35,478	$36,551	$36,470	$142,505

Basic and diluted net income (loss) per unit or share attributable to stapled unitholders or common shareholders(1)	$2.01	$0.93	$0.21	$(0.06)	$3.09

Diluted FFO per stapled unit or share	$0.73	$0.67	$0.78	$0.78	$2.95

Diluted comparable FFO per stapled unit or share(2)	$0.73	$0.76	$0.78	$0.78	$3.04

Cash distributions or dividends declared	$0.52	$0.53	$0.53	$0.53	$2.11

Basic shares outstanding	46,882	46,932	46,942	46,942	46,925

Diluted shares outstanding	46,910	46,948	46,948	46,957	46,949

(1)
The results for 2013 include (i) $1.4 million, $0.6 million, $0.3 million and $0.2 million ($1.4 million, $0.6 million, $0.3 million and $0.1 million net of income taxes) in the first, second, third and fourth quarters of advisory costs related to the REIT conversion and related corporate reorganizations, (ii) $0.4 million, $0.4 million, $5.7 million and $7.8 million ($0.4 million, $0.4 million, $4.7 million and $5.9 million net of income taxes) in the first, second, third and fourth quarters of acquisition transaction costs, (iii) $5.1 million ($5.1 million net of income taxes) in the first quarter relating to a gain on the Meadows holdback, (iv) $18.7 million and $10.9 million ($17.4 million and $9.0 million net of income taxes) in the first and second quarters of fair value gains and $25.1 million and $29.8 million ($22.8 million and $25.0 million net of income taxes) of fair value losses in the third and fourth quarters on investment properties, (v) $4.2 million in the second quarter of current tax expense relating to net withholding tax on the repatriation of prior years' earnings from foreign jurisdictions and (vi) a $41.9 million deferred income tax recovery related to the REIT conversion in the first quarter.

(2)
Comparable FFO in the second quarter of 2013 excludes the $4.2 million of net withholding taxes paid with respect to the repatriation of prior years' earnings from foreign jurisdictions primarily associated with certain planned internal reorganizations undertaken post REIT conversion.

30 Granite REIT 2013

Quarter ended	Mar 31, 2012(1)	Jun 30, 2012(1)	Sep 30, 2012(1)	Dec 31, 2012(1)	Total 2012(1)
Rental revenue and tenant recoveries	$45,660	$45,455	$44,685	$45,315	$181,115

Net income(2)	$28,259	$41,243	$65,837	$14,488	$149,827

Net income attributable to stapled unitholders or common shareholders	$28,262	$41,204	$65,824	$14,466	$149,756
Add (deduct):
Fair value losses (gains) on investment properties	(1,556)	(22,909)	(50,443)	41,565	(33,343)
Fair value losses (gains) on financial instruments	161	(162)	(225)	585	359
Loss on sale of investment properties/real estate properties	—	—	21	—	21
Deferred income taxes	2,704	10,954	13,964	(34,545)	(6,923)
Non-controlling interests relating to the above	(27)	24	(12)	—	(15)

FFO	$29,544	$29,111	$29,129	$22,071	$109,855

Comparable FFO	$29,544	$29,111	$29,129	$22,071	$109,855

Basic and diluted net income per unit or share attributable to stapled unitholders or common shareholders(2)	$0.60	$0.88	$1.41	$0.31	$3.20

Diluted FFO per stapled unit or share	$0.63	$0.62	$0.62	$0.47	$2.34

Diluted comparable FFO per stapled unit or share	$0.63	$0.62	$0.62	$0.47	$2.34

Cash distributions or dividends declared	$0.49	$0.50	$0.50	$0.50	$1.99

Basic shares outstanding	46,884	46,880	46,824	46,833	46,855

Diluted shares outstanding	46,906	46,896	46,846	46,866	46,876

(1)
The amounts for 2012 have been restated for IFRS.

(2)
The results for 2012 include (i) $0.3 million, $0.8 million, $0.3 million and $0.3 million ($0.2 million, $0.7 million, $0.2 million and $0.2 million net of income taxes) in the first, second, third and fourth quarters respectively, of appraisal, environmental assessment and valuation costs related to income-producing properties, (ii) $1.6 million ($1.2 million net of income taxes) in the fourth quarter of land transfer taxes and associated costs related to the REIT conversion and related corporate reorganizations, (iii) $0.8 million, $0.7 million, $2.6 million and $3.8 million ($0.8 million, $0.7 million, $2.5 million and $2.8 million net of income taxes) in the first, second, third and fourth quarters respectively, of advisory costs related to the REIT conversion and related corporate reorganizations and (iv) $0.3 million ($0.2 million net of income taxes) in the first quarter relating to employee termination costs.

FORWARD-LOOKING STATEMENTS

This MD&A may contain statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended and the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding the Trust's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate", "seek" and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance

Granite REIT 2013 31

will be achieved. Undue reliance should not be placed on such statements. There can be no assurance that the intended developments in Granite's relationships with its tenants, the expansion and diversification of Granite's real estate portfolio and the expected increases in leverage can be achieved in a timely manner, with the expected impact or at all. Forward-looking statements and forward-looking information are based on information available at the time and/or management's good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Trust's control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risk of changes to tax or other laws that may adversely affect Granite Real Estate Investment Trust's mutual fund trust status under the Income Tax Act (Canada) or the effective tax rate in other jurisdictions in which Granite operates; economic, market and competitive conditions and other risks that may adversely affect Granite's ability to achieve desired developments in its relationships with its tenants, expand and diversify its real estate portfolio and increase its leverage and the risks set forth in the "Risk Factors" section in Granite's Annual Information Form for 2013, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Trust's Annual Report on Form 40-F for the year ended December 31, 2013 filed with the SEC and available online at www.sec.gov, all of which investors are strongly advised to review. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements were made and unless otherwise required by applicable securities laws, the Trust expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements and forward-looking information contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.

32 Granite REIT 2013

Audited Combined Financial Statements of
Granite Real Estate Investment Trust and
Granite REIT Inc.
 For the year ended December 31, 2013

Granite REIT 2013 33

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

Management of Granite Real Estate Investment Trust and Granite REIT Inc. (collectively, the "Trust") is responsible for the preparation and presentation of the combined financial statements and all information included in the 2013 Annual Report. The combined financial statements were prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and where appropriate, reflect estimates based on management's best judgement in the circumstances. Financial information as presented elsewhere in the 2013 Annual Report has been prepared by management to ensure consistency with information contained in the combined financial statements. The combined financial statements have been audited by independent auditors and reviewed by the Audit Committees and approved by both the Board of Trustees of Granite Real Estate Investment Trust and the Board of Directors of Granite REIT Inc.

Management is responsible for the development and maintenance of systems of internal accounting and administrative cost controls of high quality, within reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is accurate, relevant and reliable and that the Trust's assets are appropriately accounted for and adequately safeguarded. Management has determined that, as at December 31, 2013 and based on the framework set forth in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission, internal control over financial reporting was effective. The Trust's Chief Executive Officer and Chief Financial Officer, in compliance with Section 302 of the U.S. Sarbanes-Oxley Act of 2002 ("SOX"), have provided a SOX-related certification in connection with the Trust's annual disclosure document in the U.S. (Form 40-F) to the U.S. Securities and Exchange Commission. In accordance with Multilateral Instrument 52-109, a similar certification has been provided to the Canadian Securities Administrators.

The Trust's Audit Committees are appointed by their respective Boards annually and are comprised solely of outside independent Directors or Trustees. The Audit Committees meet periodically with management, as well as with the independent auditors, to satisfy themselves that each is properly discharging its responsibilities to review the combined financial statements and the independent auditors' report and to discuss significant financial reporting issues and auditing matters. The Audit Committees report their findings to the Boards for consideration when approving the combined financial statements for issuance to the stapled unitholders.

The combined financial statements and the effectiveness of internal control over financial reporting have been audited by Deloitte LLP, the independent auditors, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the stapled unitholders. The Auditors' Reports outline the nature of their examinations and their opinions on the combined financial statements of the Trust and the effectiveness of the Trust's internal control over financial reporting. The independent auditors have full and unrestricted access to the Audit Committees.

THOMAS HESLIP	MICHAEL FORSAYETH
Chief Executive Officer	Chief Financial Officer

Toronto, Canada,
March 5, 2014

34 Granite REIT 2013

INDEPENDENT AUDITORS' REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees and Unitholders of Granite Real Estate Investment Trust
and the Board of Directors and Shareholders of Granite REIT Inc.

We have audited the accompanying combined financial statements of Granite Real Estate Investment Trust and Granite REIT Inc. (collectively, the "Trust"), which comprise the combined balance sheets as at December 31, 2013, December 31, 2012, and January 1, 2012, and the combined statements of income, combined statements of comprehensive income, combined statements of unitholders' or shareholders' equity and combined statements of cash flows for the years ended December 31, 2013 and December 31, 2012, and the notes to the combined financial statements.

Management's Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of combined financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these combined financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the combined financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the combined financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2013, December 31, 2012 and January 1, 2012 and its financial performance and its cash flows for the years ended December 31, 2013 and December 31, 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Trust's internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 5, 2014 expressed an unqualified opinion on the Trust's internal control over financial reporting.

Chartered Professional Accountants, Chartered Accountants
Licensed Public Accountants
March 5, 2014
Toronto, Canada

Granite REIT 2013 35

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROLS UNDER
THE STANDARDS OF THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD
(UNITED STATES)

To the Board of Trustees and Unitholders of Granite Real Estate Investment Trust
and the Board of Directors and Shareholders of Granite REIT Inc.

We have audited the internal control over financial reporting of Granite Real Estate Investment Trust and Granite REIT Inc. (collectively, the "Trust") as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Trust's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Trust's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. In our opinion, the Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the combined financial statements of the Trust as of and for the year ended December 31, 2013 of the Trust and our report dated March 5, 2014 expressed an unqualified opinion on those financial statements.

Chartered Professional Accountants, Chartered Accountants
Licensed Public Accountants
March 5, 2014
Toronto, Canada

36 Granite REIT 2013

Combined Balance Sheets
(Canadian dollars in thousands)

As at	Note	December 31, 2013	December 31, 2012	January 1, 2012
			(Note 3)	(Note 3)
ASSETS
Non-current assets:
Investment properties	5	$2,351,897	$1,943,697	$1,891,851
Deferred tax assets	12	8,173	—	—
Note receivable	6	—	—	2,543
Fixed assets, net		1,938	1,837	36
Other assets	7	1,958	320	427

		2,363,966	1,945,854	1,894,857
Current assets:
Current portion of notes receivable	6	—	2,612	5,339
Accounts receivable		2,491	3,662	6,557
Income taxes receivable	12	930	2,622	1,012
Prepaid expenses and other		1,366	745	645
Restricted cash	4	4,360	522	—
Cash and cash equivalents		95,520	51,073	56,908

Total assets		$2,468,633	$2,007,090	$1,965,318

LIABILITIES AND STAPLED UNITHOLDERS' OR SHAREHOLDERS' EQUITY
Non-current liabilities:
Unsecured debentures, net	8	$462,070	$263,589	$263,236
Cross Currency Interest Rate Swap	8	11,003	—	—
Secured long-term debt	9	41,856	—	—
Deferred tax liabilities	12	166,622	185,215	193,373
Contingent consideration	4	3,777	—	—

		685,328	448,804	456,609
Current liabilities:
Deferred revenue		5,194	4,494	2,519
Bank indebtedness	10	53,180	—	—
Accounts payable and accrued liabilities	11	33,178	25,955	13,957
Distributions payable	14	8,591	—	—
Income taxes payable	12	6,652	11,984	20,685

Total liabilities		792,123	491,237	493,770

Equity:
Stapled unitholders' or shareholders' equity		1,671,227	1,514,812	1,470,634
Non-controlling interests		5,283	1,041	914

Total equity		1,676,510	1,515,853	1,471,548

Total liabilities and stapled unitholders' or shareholders' equity		$2,468,633	$2,007,090	$1,965,318

Commitments and contingencies (note 23)
See accompanying notes
On behalf of the Boards:

/s/ G. WESLEY VOORHEIS Director/Trustee	/s/ GERALD J. MILLER Director/Trustee

Granite REIT 2013 37

Combined Statements of Income
(Canadian dollars in thousands, except per unit/share figures)

Years ended December 31,	Note		2013	2012
				(Note 3)
Revenues
Rental revenue and tenant recoveries			$203,247	$181,115
Operating costs and expenses (income)
Property operating costs
Non-recoverable from tenants	15	(a)	4,427	5,582
Recoverable from tenants	15	(a)	1,147	—
General and administrative	15	(b)	27,313	31,011
Depreciation and amortization			454	244
Interest expense and other financing costs, net	15	(c)	20,585	15,871
Foreign exchange losses (gains), net			13	(186)

Income before fair value changes, acquisition transaction costs, gain on Meadows holdback, loss on sale of investment properties and income taxes			149,308	128,593
Fair value gains (losses) on investment properties, net	5		(25,224)	33,343
Fair value gains (losses) on financial instruments	15	(d)	72	(359)
Acquisition transaction costs	4	(c)	(14,246)	—
Gain on Meadows holdback	6		5,143	—
Loss on sale of investment properties	5		(1,122)	(21)

Income before income taxes			113,931	161,556
Income tax expense (recovery)	12		(31,335)	11,729

Net income			$145,266	$149,827

Net income attributable to:
Stapled unitholders or common shareholders			$145,031	$149,756
Non-controlling interests			235	71

			$145,266	$149,827

Net income per unit or share attributable to stapled unitholders
Basic and diluted	17		$3.09	$3.20

See accompanying notes

38 Granite REIT 2013

Combined Statements of Comprehensive Income
(Canadian dollars in thousands)

Years ended December 31,	Note		2013	2012
				(Note 3)
Net income			$145,266	$149,827
Other comprehensive income (loss):
Foreign currency translation adjustment			126,527	(10,728)
Unrealized loss on Cross Currency Interest Rate Swap	8	(c)	(11,490)	—
Net foreign exchange loss on net investment hedge, includes income taxes of $0.2 million (2012 — nil)			(6,992)	—

Total other comprehensive income (loss)			108,045	(10,728)

Comprehensive income			$253,311	$139,099

Comprehensive income attributable to:
Stapled unitholders or common shareholders			$252,876	$138,972
Non-controlling interests			435	127

Comprehensive income			$253,311	$139,099

See accompanying notes

Granite REIT 2013 39

Combined Statements of Unitholders' or Shareholders' Equity
(Canadian dollars in thousands)

Year Ended December 31, 2013	Number of Units	Stapled Unitholders' equity	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)	Total	Non- controlling interests	Total
Equity at January 1, 2013	46,833	$2,117,256	$63,168	$(654,828)	$(10,784)	$1,514,812	$1,041	$1,515,853
Net income	—	—	—	145,031	—	145,031	235	145,266
Other comprehensive income	—	—	—	—	107,845	107,845	200	108,045
Distributions	—	—	—	(98,922)	—	(98,922)	(215)	(99,137)
Non-controlling interests recognized	—	—	—	—	—	—	4,022	4,022
Units issued on exercise of stapled unit options	105	3,892	—	—	—	3,892	—	3,892
Units issued on settlement of deferred stapled units	7	264	—	—	—	264	—	264
Reclassification of unit-based awards	—	—	(1,743)	48	—	(1,695)	—	(1,695)

Equity at December 31, 2013	46,945	$2,121,412	$61,425	$(608,671)	$97,061	$1,671,227	$5,283	$1,676,510

Year Ended December 31, 2012	Number of Shares	Shareholders' equity	Contributed surplus	Deficit	Accumulated other comprehensive loss	Total	Non- controlling interests	Total
Equity at January 1, 2012	46,871	$2,119,515	$62,215	$(711,096)	$—	$1,470,634	$914	$1,471,548
Net income	—	—	—	149,756	—	149,756	71	149,827
Other comprehensive income (loss)	—	—	—	—	(10,784)	(10,784)	56	(10,728)
Dividends	—	—	—	(93,488)	—	(93,488)	—	(93,488)
Common shares issued on exercise of stock options	30	1,143	(187)	—	—	956	—	956
Common shares issued on settlement of share units	15	350	(350)	—	—	—	—	—
Stock-based compensation	—	—	432	—	—	432	—	432
Repurchase of common shares for cancellation	(83)	(3,752)	1,058	—	—	(2,694)	—	(2,694)

Equity at December 31, 2012	46,833	$2,117,256	$63,168	$(654,828)	$(10,784)	$1,514,812	$1,041	$1,515,853

See accompanying notes

40 Granite REIT 2013

Combined Statements of Cash Flows
(Canadian dollars in thousands)

Years ended December 31,	Note		2013	2012
				(Note 3)
OPERATING ACTIVITIES
Net income			$145,266	$149,827
Items not involving current cash flows	18	(a)	(16,516)	(34,754)
Current income tax expense			10,490	18,652
Income taxes paid			(14,525)	(28,635)
Interest expense			19,945	16,342
Interest paid			(17,059)	(16,146)
Changes in working capital balances	18	(b)	293	10,751

Cash provided by operating activities			127,894	116,037

INVESTING ACTIVITIES
Investment properties:
Business acquisitions (net of cash acquired of $375)	4		(233,363)	—
Acquisition of development lands	4		(14,204)	—
Capital expenditures			(28,853)	(29,808)
Proceeds on disposal, net	5		16,843	1,221
Fixed asset additions			(673)	(1,841)
Proceeds from notes receivable	6		7,870	4,973
(Increase) decrease in other assets			(1,209)	154

Cash used in investing activities			(253,589)	(25,301)

FINANCING ACTIVITIES
Distributions or dividends paid			(90,331)	(93,822)
Proceeds from units or shares issued			3,116	956
Proceeds from unsecured debentures issued			200,000	—
Proceeds from bank indebtedness			129,095	42,000
Repayments of bank indebtedness			(78,692)	(42,000)
Financing costs paid			(2,765)	(410)
Contributions from non-controlling interests			1,921	—
Distributions to non-controlling interests			(215)	—
Repurchase of common shares			—	(2,694)

Cash provided by (used in) financing activities			162,129	(95,970)

Effect of exchange rate changes on cash and cash equivalents			8,013	(601)

Net increase (decrease) in cash and cash equivalents during the year			44,447	(5,835)
Cash and cash equivalents, beginning of year			51,073	56,908

Cash and cash equivalents, end of year			$95,520	$51,073

See accompanying notes

Granite REIT 2013 41

Notes to Combined Financial Statements
(All amounts in Canadian dollars and all tabular amounts in thousands unless otherwise noted)

1.  NATURE AND DESCRIPTION OF THE TRUST

Effective January 3, 2013, Granite Real Estate Inc. ("Granite Co.") completed its conversion from a corporate structure to a stapled unit real estate investment trust ("REIT") structure. The conversion to a REIT was implemented pursuant to a court approved plan of arrangement (the "Arrangement") under the Business Corporations Act (Quebec). Through a series of steps and reorganizations Granite Real Estate Investment Trust ("Granite REIT") and Granite REIT Inc. ("Granite GP"), in addition to other entities, were formed. Granite REIT is an unincorporated, open ended, limited purpose trust established under and governed by the laws of the province of Ontario and created pursuant to a Declaration of Trust dated September 28, 2012 and recently amended on January 3, 2013. Granite GP was incorporated on September 28, 2012 under the Business Corporations Act (British Columbia).

Under the Arrangement, all of the common shares of Granite Co. were exchanged, on a one-for-one basis, for stapled units, each of which consists of one unit of Granite REIT and one common share of Granite GP. Granite REIT, Granite GP and their subsidiaries (together "Granite" or the "Trust") are carrying on the business previously conducted by Granite Co. The assets, liabilities and operations of the new combined stapled unit structure comprise all the assets, liabilities and operations of Granite Co. (note 2(c)). The stapled units trade on the Toronto Stock Exchange ("TSX") and on the New York Stock Exchange ("NYSE"). The principal office of Granite REIT is 77 King Street West, Suite 4010, P.O. Box 159, Toronto-Dominion Centre, Toronto, Ontario, M5K 1H1, Canada. The registered office of Granite GP is Suite 2600, Three Bentall Centre, 595 Burrard Street P.O. Box 49314, Vancouver, British Columbia, V7X 1L3, Canada.

The Trust is a Canadian-based REIT engaged in the ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. The Trust owns approximately 32.0 million square feet in over 100 rental income properties. The Trust's tenant base currently includes Magna International Inc. and its operating subsidiaries (together "Magna") as its largest tenants, together with tenants from other industries.

These combined financial statements were approved by the Board of Trustees of Granite REIT and Board of Directors of Granite GP on March 5, 2014.

2.  SIGNIFICANT ACCOUNTING POLICIES

The accounting policies described below have been applied consistently to all periods presented in these combined financial statements and in preparing the opening International Financial Reporting Standards ("IFRS") balance sheet as at January 1, 2012 for the purposes of the transition to IFRS. Standards and guidelines not effective for the current period are described in note 2(o) below.

These combined financial statements contain disclosures that explain accounting policy differences between IFRS and United States generally accepted accounting principles ("U.S. GAAP") that are significant to the understanding of the changes in financial position and performance of the Trust since the annual financial statements for the year ended December 31, 2012, which were prepared in accordance with U.S. GAAP.

(a)
Statement of Compliance

  The combined financial statements represent the first annual financial statements of the Trust prepared in accordance with IFRS as issued by the International Accounting Standards Board. The Trust adopted IFRS in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards ("IFRS 1"). The Trust's date of transition to IFRS is January 1, 2012. Further information on the impact of the transition to IFRS is provided in note 3.

42 Granite REIT 2013

(b)
Combined Financial Statements and Basis of Consolidation

  As a result of the REIT conversion and the steps and reorganizations described in note 1, the Trust does not have a single parent; however, each unit of Granite REIT and each share of Granite GP trade as a single stapled unit and accordingly, Granite REIT and Granite GP have identical ownership. Therefore, these financial statements have been prepared on a combined basis whereby the assets, liabilities and results of Granite GP and Granite REIT have been combined. The combined financial statements include the subsidiaries of Granite GP and Granite REIT. Subsidiaries are fully consolidated by Granite GP or Granite REIT from the date of acquisition, being the date on which control is obtained. The subsidiaries continue to be consolidated until the date that such control ceases. Control exists when Granite GP or Granite REIT have power, exposure, or rights to variable returns and the ability to use their power over the entity to affect the amount of returns it generates. Prior to the REIT conversion, Granite Co. prepared consolidated financial statements. Accordingly, the consolidated financial statements of Granite Co., as previously reported, are presented as the comparative financial statements for the dates and periods prior to January 3, 2013.

  All intercompany balances, income and expenses and unrealized gains and losses resulting from intercompany transactions are eliminated.

(c)
Common Control Transactions

  IFRS does not include specific measurement guidance for transfers of businesses or subsidiaries between entities under common control. However, based on accounting pronouncements and the IFRS framework, the Trust has elected to account for such transactions at predecessor carrying values used in prior reporting periods (note 1).

(d)
Investment Properties

  The Trust accounts for its investment properties, which include income-producing properties, properties under development and land held for development, in accordance with IAS 40 Investment Property ("IAS 40"). For acquired investment properties that meet the definition of a business, the acquisition is accounted for as a business combination; otherwise they are initially measured at cost including directly attributable expenses. Subsequent to acquisition, investment properties are carried at fair value, which is determined based on available market evidence at the balance sheet date including, among other things, rental revenue from current leases and reasonable and supportable assumptions that represent what knowledgeable, willing parties would assume about rental revenue from future leases less future cash outflows in respect of capital expenditures. Gains and losses arising from changes in fair value are recognized in net income in the period of change.

  Income-Producing Properties

  In order to avoid double counting, the carrying value of income-producing properties includes the impact of straight-line rental revenue (note 2(j)), tenant inducements and deferred leasing costs since these amounts are incorporated in the determination of the fair value of income-producing properties.

  When an income-producing property is disposed of, the gain or loss is determined as the difference between the disposal proceeds, net of selling costs and the carrying amount of the property and is recognized in net income in the period of disposal.

  Properties Under Development

  The Trust's development properties are classified as such until the property is substantially completed and available for occupancy. The Trust capitalizes acquisition, development and expansion costs, including direct construction costs, borrowing costs and indirect costs wholly attributable to development. Borrowing costs are capitalized to projects under development or construction based on the average accumulated expenditures outstanding during the period multiplied by the Trust's average borrowing rate on existing debt. Where borrowings are associated with specific developments, the

Granite REIT 2013 43

  amount capitalized is the gross borrowing cost incurred on such borrowings less any investment income arising on temporary investment of these borrowings. The capitalization of borrowing costs is suspended if there are prolonged periods that development activity is interrupted. The Trust capitalizes direct and indirect costs, including real estate taxes and insurance of the development property if activities necessary to ready the development property for its intended use are in progress. Costs of internal personnel and other indirect costs that are not wholly attributable to a project are expensed as incurred.

  Properties under development are measured at fair value as stated above, however, where fair value is not reliably determinable, the property is measured at cost until the earlier of the date construction is completed and the date at which fair value becomes reliably determinable.

(e)
Business Combinations

  The Trust accounts for investment property acquisitions as a business combination if the particular assets and set of activities acquired can be operated and managed as a business in its current state for the purpose of providing a return to the unitholders. The Trust applies the acquisition method to account for business combinations. The consideration transferred for a business combination is the fair value of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Trust. The total consideration includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired as well as liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

  The Trust recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interest's proportionate share of the recognized amounts of the acquiree's identifiable net assets.

  Acquisition related costs are expensed as incurred.

  Any contingent consideration is recognized at fair value at the acquisition date. Subsequent changes to the fair value of contingent consideration that is recorded as an asset or liability is recognized in accordance with IAS 39, Financial Instruments: Recognition and Measurement ("IAS 39") primarily in net income or, in certain circumstances, as a change to other comprehensive income. Contingent consideration that is recorded as equity is not re-measured, and its subsequent settlement is accounted for within equity.

  Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the identifiable net assets acquired. If the consideration is lower than the fair value of the net assets acquired, the difference is recognized in net income.

(f)
Foreign Currency Translation

  The assets and liabilities of the Trust's foreign operations are translated into Canadian dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case, for material transactions, the exchange rates at the dates of those transactions are used. Exchange differences arising are recognized in other comprehensive income and accumulated in equity.

  In preparing the financial statements of each entity, transactions in currencies other than the entity's functional currency (foreign currencies) are recognized at the average rates of exchange prevailing in the period. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency

44 Granite REIT 2013

  are not retranslated. Exchange differences on monetary items are recognized in net income in the period in which they arise except for:

  •
  The effective portion of exchange differences on transactions entered into in order to hedge certain foreign currency risks; and

  •
  Exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation) are recognized in other comprehensive income.

(g)
Financial Instruments and Hedging

  Financial assets

  The Trust classifies its financial assets upon initial recognition as fair value through profit or loss ("FVTPL"), held to maturity, loans and receivables or available for sale.

  Loans and receivables, which include notes receivable, accounts receivable, cash and cash equivalents, restricted cash and certain other assets, are initially measured at fair value and are subsequently measured at amortized cost less provision for impairment. A provision for impairment is recognized when there is objective evidence that collection may not be possible under the original terms of the contract. Indicators of impairment include default on payments and significant financial difficulty of the tenant or counterparty. The carrying amount of the asset is reduced through a provision account, and the amount of the loss is recognized in net income within operating expenses. Bad debt write-offs occur when the Trust determines collection is unlikely. Any subsequent recoveries of amounts previously written off are credited against general and administrative expenses in net income. Accounts receivable that are more than one month past due are not considered impaired unless there is evidence that collection is not possible.

  The Trust does not currently have any financial assets classified as held to maturity or available for sale.

  Financial liabilities

  The Trust classifies its financial liabilities upon initial recognition as FVTPL or other financial liabilities. Other financial liabilities, which include unsecured debentures, secured long-term debt, bank indebtedness, accounts payable and accrued liabilities and distributions payable, are measured at amortized cost. The Trust's policy for the treatment of financing costs related to the issuance of long term debt is to present debt instruments on the balance sheets net of the related financing costs, with the net balance accreting to the face value of the debt over its term following the effective interest method. The costs of obtaining a revolving credit facility are capitalized and amortized over the term of the facility on a straight-line basis.

  Derivatives and Hedging

  Derivative instruments are recorded in the combined balance sheet at fair value including those derivatives that are embedded in financial or non-financial contracts. Changes in the fair value of derivative instruments which are not designated as hedges for accounting purposes are recognized in the statement of income. The Trust utilizes derivative financial instruments from time to time in the management of its foreign currency and interest rate exposures. The Trust's policy is not to utilize derivative financial instruments for trading or speculative purposes.

  The Trust applies hedge accounting to certain derivative and non-derivative financial instruments designated as hedges of net investments in subsidiaries with a functional currency other than the Canadian dollar. Hedge accounting is discontinued prospectively when the hedge relationship is terminated or no longer qualifies as a hedge, or when the hedging item is sold or terminated. In a net investment hedging relationship, the effective portion of foreign exchange gains or losses on the hedging instruments is recognized in other comprehensive income and the ineffective portion is recognized in net

Granite REIT 2013 45

  income. The amounts recorded in accumulated other comprehensive income are recognized in net income when there is a disposition or partial disposition of the foreign subsidiary.

(h)
Cash and Cash Equivalents and Restricted Cash

  Cash and cash equivalents include cash on account, demand deposits and short-term investments with maturities of less than three months at the date of acquisition.

  Restricted cash represents segregated cash accounts for a specific purpose and cannot be used for general corporate purposes.

(i)
Fixed Assets

  Fixed assets are recorded at cost less accumulated depreciation. Depreciation expense is recorded on a straight-line basis over the estimated useful lives of the fixed assets, which typically range from 3 to 5 years for computer hardware and software and 5 to 7 years for other furniture and fixtures. Leasehold improvements are amortized over the term of the applicable lease.

(j)
Revenue Recognition

  Where Granite has retained substantially all the benefits and risks of ownership of its rental properties, leases with its tenants are accounted for as operating leases. Where substantially all the benefits and risks of ownership of the Trust's rental properties have been transferred to its tenants, the Trust's leases are accounted for as finance leases. For leases involving land and buildings, the Trust evaluates the land and building separately in determining the appropriate lease treatment, unless the fair value of the land at the inception of the lease is considered to be immaterial. All of the Trust's current leases (the "Leases") are operating leases.

  The majority of the Leases are net leases under which the lessee is responsible for the direct payment of all operating costs related to the properties, including property taxes, insurance, utilities and non-structural repairs and maintenance. Revenues and operating expenses for these Leases do not include any amounts related to operating costs paid directly by such lessees. The remaining Leases generate rental revenue that includes the recovery of operating costs.

  The Leases may provide for either scheduled fixed rent increases or periodic rent increases based on increases in a local price index. Where periodic rent increases depend on increases in a local price index, such rent increases are accounted for as contingent rentals and recognized in income in applicable future years. Where scheduled fixed rent increases exist in operating leases, the total scheduled fixed lease payments of the lease are recognized in income evenly on a straight-line basis over the term of the lease.

(k)
Unit-Based Compensation Plans

  Incentive Stock Option Plan

  Compensation expense for option grants is based on the fair value of the options at the grant date and is recognized over the period from the grant date to the date the award is vested. Prior to the REIT conversion, compensation expense for stock option grants was recognized as general and administrative expenses, with a corresponding amount included in equity as contributed surplus. The contributed surplus balance was reduced as options were exercised and the amount initially recorded for the options in contributed surplus was credited to common shares, along with the proceeds received on exercise. On conversion to a REIT, a liability was recognized for outstanding options based upon the fair value as the Trust is an open ended trust making its units redeemable and therefore effectively cash settled. During the period in which options are outstanding, the liability is adjusted for changes in the fair value with such adjustments being recognized as compensation expense in general and administrative expenses in the period in which they occur. The liability balance is reduced as options are exercised and recorded in equity as stapled units along with the proceeds received on exercise.

46 Granite REIT 2013

  Executive Deferred Stapled Unit Plan

  The executive deferred stapled unit plan is measured at fair value at the date of grant and amortized to compensation expense from the effective date of the grant to the final vesting date. Compensation expense is recognized on a proportionate basis consistent with the vesting features of each tranche of the grant. Prior to the REIT conversion, compensation expense for the executive deferred share unit plan was recognized in general and administrative expenses with a corresponding amount included in equity as contributed surplus. The contributed surplus balance was reduced and credited to common shares as shares were issued under the plan. On conversion to a REIT, compensation expense for deferred stapled units granted under the plan continues to be recognized as general and administrative expenses with a corresponding liability recognized based on the fair value of the Trust's stapled units as the Trust is an open ended trust making its units redeemable and therefore effectively cash settled. During the period in which the deferred stapled units are outstanding, the liability is adjusted for changes in the market value of the Trust's stapled unit, with such adjustments being recognized as compensation expense in general and administrative expenses in the period in which they occur. The liability balance is reduced as deferred stapled units are settled for stapled units and recorded in equity.

  Director/Trustee Deferred Share Unit Plan

  The compensation expense and a corresponding liability associated with the director/trustee deferred share unit plan is measured based on the market value of the underlying stapled units (or previously common shares). During the period in which the awards are outstanding, the liability is adjusted for changes in the market value of the underlying stapled unit, with such positive or negative adjustments being recognized in general and administrative expenses in the period in which they occur.

(l)
Income Taxes

  Operations in Canada

  Upon completion of the Arrangement, Granite qualified as a mutual fund trust under the Income Tax Act (Canada) (the "Act") and as such the Trust itself will not be subject to income taxes provided it continues to qualify as a REIT for purposes of the Act. A REIT is not taxable and not considered to be a Specified Investment Flow-through Trust provided it complies with certain tests and it distributes all of its taxable income in a taxation year to its unitholders.

  The Trust's qualification as a REIT results in no current or deferred income tax being recognized in the combined financial statements for income taxes related to the Canadian investment properties. Further, as a result of converting to a REIT, certain deferred income taxes reported prior to January 3, 2013 were reversed through deferred income tax expense. Current income tax related to certain taxable Canadian entities will be determined on the basis of enacted or substantively enacted tax rates and laws at each balance sheet date.

  Operations in the United States

  The Trust's investment property operations in the United States are conducted in a qualifying United States REIT ("US REIT") for purposes of the Internal Revenue Code of 1986, as amended. As a qualifying US REIT, it is not taxable provided it complies with certain tests in addition to the requirement to distribute substantially all of its taxable income.

  As a qualifying US REIT, current income taxes on U.S. taxable income have not been recorded in the combined financial statements. However, the Trust has recorded deferred income taxes that may arise on the disposition of its investment properties as the Trust will likely be subject to entity level income tax in connection with such transactions pursuant to the Foreign Investment in Real Property Tax Act.

Granite REIT 2013 47

  Operations in Europe and Mexico

  The Trust consolidates certain entities that continue to be subject to income tax. Income taxes for these taxable entities are recorded as follows:

  Current Income Tax

  The current income tax expense is determined on the basis of enacted or substantively enacted tax rates and laws at each balance sheet date.

  Deferred Income Tax

  Deferred income tax is recorded, using the liability method, on temporary differences arising between the tax basis of assets and liabilities and the amounts reported in the combined financial statements. Deferred income tax is measured using tax rates and laws that are enacted and substantively enacted as at each balance sheet date and are expected to apply when the temporary differences are expected to reverse. Deferred income tax assets are recognized only to the extent that it is probable that sufficient future taxable profit will be available against which the deductible temporary difference can be utilized.

  Each of current and deferred tax assets and liabilities are offset when they are levied by the same taxation authorities on either the same taxable entities, or different taxable entities with the same reporting group that settle on a net basis, and when there is a legal right to offset.

(m)
Trust Units

  The stapled units are redeemable at the option of the holder and therefore are required to be accounted for as financial liabilities, except where certain exemption conditions are met, in which case redeemable instruments may be classified as equity. The attributes of the stapled units meet the exemption conditions set out in IAS 32, Financial Instruments: Presentation ("IAS 32") and are therefore presented as equity for purposes of that standard.

(n)
Significant Accounting Judgments, Estimates and Assumptions

  The preparation of these combined financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the combined financial statements, and the reported amounts of revenue and expenses during the reporting periods.

  Management believes that the judgments, estimates and assumptions utilized in preparing the combined financial statements are reasonable and prudent; however, actual results could be materially different and require an adjustment to the reported results.

  Judgments

  The following are the critical judgments that have been made in applying the Trust's accounting policies and that have the most significant effect on the amounts recognized in the combined financial statements:

          Leases

    The Trust's policy for revenue recognition is described in note 2(j). The Trust makes judgments in determining whether certain leases are operating or finance leases, in particular tenant leases with long contractual terms or leases where the property is a large square-footage and/or architecturally unique and long-term ground leases where the Trust is the lessee.

          Investment properties

    The Trust's policy relating to investment properties is described in note 2(d). In applying this policy, judgment is applied in determining whether certain costs incurred for tenant improvements are

48 Granite REIT 2013

    additions to the carrying amount of the property or represent incentives, identifying the point at which practical completion of properties under development occurs and determining borrowing costs to be capitalized to the carrying value of properties under development. Judgment is also applied in determining the extent and frequency of independent appraisals.

          Income taxes

    The Trust applies judgment in determining whether it will continue to qualify as a REIT for both Canadian and U.S. tax purposes for the foreseeable future. However, should it, at some point no longer qualify, it would be subject to income tax and would be required to recognize current and deferred income taxes.

  Estimates and Assumptions

  The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year include the following:

          Valuation of investment properties

    The fair value of investment properties is determined by management using primarily the discounted cash flow method in which the income and expenses are projected over the anticipated term of the investment plus a terminal value discounted using an appropriate discount rate. Management also takes into consideration appraisals obtained from time to time from independent qualified real estate valuation experts in order to arrive at its own conclusions on value. The Trust's critical assumptions relating to the estimates of fair values of investment properties include the receipt of contractual rents, contractual renewal terms, expected future market rental rates, discount rates that reflect current market uncertainties, capitalization rates and recent property investment prices. If there is any change in these assumptions or regional, national or international economic conditions, the fair value of investment properties may change materially. Refer to note 5 for further information on the estimates and assumptions made by management.

          Fair value of financial instruments

    Where the fair value of financial assets or liabilities recorded on the balance sheet or disclosed in the notes cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flow method. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as credit risk and volatility. Changes in assumptions about these factors could materially affect the reported fair value of financial instruments.

          Income taxes

    The Trust operates in a number of countries and is subject to the income tax laws in its operating jurisdictions. These laws can be subject to different interpretations and changes by relevant taxation authorities. Significant judgment is required in the estimation of Granite's income tax expense, interpretation and application of the relevant tax laws, and provision for any exposure that may arise from tax positions that are under audit by relevant taxation authorities.

    The recognition and measurement of deferred tax assets or liabilities is dependent on management's estimate of future taxable profits and income tax rates that are expected to be in effect in the period the asset is realized or the liability is settled. Any changes in management's estimate can result in changes in deferred tax assets or liabilities as reported in the combined balance sheets and also the deferred income tax expense in the combined statements of income.

Granite REIT 2013 49

(o)
Future Accounting Policy Changes

  The following accounting standards have been issued but are not yet effective:

  There are a number of amendments to IAS 32 Financial Instruments: Presentation ("IAS 32"), relating to offsetting certain assets and liabilities. These amendments are to the application guidance in IAS 32 and clarify some of the requirements for offsetting financial assets and financial liabilities on the balance sheet. The amendments are effective January 1, 2014. The Trust does not expect the adoption of these amendments to have a significant impact on its combined financial statements.

  In May 2013, IFRIC Interpretation 21 — Levies ("IFRIC 21") was issued which is an interpretation of IAS 37 — Provisions, Contingent Liabilities and Contingent Assets. IFRIC 21 clarifies what the obligating event is that gives rise to a levy and when a liability should be recognized. IFRIC 21 is effective for years beginning on or after January 1, 2014 and must be applied retrospectively. Realty taxes payable by the Trust are considered levies and the Trust is currently assessing the potential impact of this standard on its combined financial statements.

  IFRS 9 Financial Instruments ("IFRS 9") will eventually replace IAS 39 Financial Instruments: Recognition and Measurement ("IAS 39") in its entirety. IFRS 9 addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity's business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The most significant change is, in cases where the fair value option is taken for financial liabilities, that the part of a fair value change due to an entity's own credit risk is recorded in other comprehensive income rather than the income statement. The effective date for implementation of this standard has not been determined. The Trust has not yet determined the impact of IFRS 9 on its combined financial statements.

3.  TRANSITION TO IFRS

Reconciliation of Equity as Reported Under U.S. GAAP and IFRS

The Trust has adopted IFRS as its basis of financial reporting effective for the year ended December 31, 2013. An opening IFRS balance sheet has been presented using a transition date of January 1, 2012 and comparative figures have also been conformed to comply with IFRS. Prior to the adoption of IFRS, the Trust prepared its financial statements in accordance with U.S. GAAP.

(a)
Elected exemption from full retrospective application

  In preparing these combined financial statements in accordance with IFRS 1, the Trust has applied certain optional exemptions from full retrospective application of IFRS. The optional exemptions applied are described below:

  i)
  Business combinations

    The Trust has applied the business combinations exemption in IFRS 1 to not apply IFRS 3, Business Combinations retrospectively to past business combinations completed prior to January 1, 2012.

  ii)
  Cumulative foreign currency translation differences

    The Trust has elected to set the accumulated foreign currency translation account under U.S. GAAP, which is included in accumulated other comprehensive loss at December 31, 2011, to zero at January 1, 2012.

50 Granite REIT 2013

(b)
Mandatory exceptions to retrospective application

  In preparing these combined financial statements in accordance with IFRS 1 the Trust has applied the mandatory exception from full retrospective application under IFRS relating to estimates. Hindsight was not used to create or revise estimates and accordingly the estimates previously made by the Trust under U.S. GAAP are consistent with their application under IFRS. None of the other mandatory exceptions apply to the Trust.

  The following is a reconciliation of the Trust's balance sheet reported in accordance with U.S. GAAP to IFRS at January 1, 2012:

	Note		December 31, 2011 U.S. GAAP	Effect of transition to IFRS	January 1, 2012 IFRS
ASSETS
Non-current assets:
Real estate properties, net/Investment properties	(i	)	$1,154,780	$737,071	$1,891,851
Deferred rent receivable	(ii	)	12,704	(12,704)	—
Deferred tax assets	(iii	)	1,292	(1,292)	—
Other non-current assets	(ii	)	6,177	(3,171)	3,006

			1,174,953	719,904	1,894,857
Current assets:
Other current assets			13,553	—	13,553
Cash and cash equivalents			56,908	—	56,908

Total assets			$1,245,414	$719,904	$1,965,318

LIABILITIES AND SHAREHOLDERS' EQUITY
Non-current liabilities:
Unsecured debentures, net			$263,236	$—	$263,236
Deferred tax liabilities	(iii	)	30,224	163,149	193,373
Deferred revenue	(ii	)	3,989	(3,989)	—

			297,449	159,160	456,609
Current liabilities:
Deferred revenue	(ii	)	3,599	(1,080)	2,519
Other current liabilities	(v	)	35,126	(484)	34,642

Total liabilities			336,174	157,596	493,770

Shareholders' equity	(iv	)	909,240	561,394	1,470,634
Non-controlling interests	(v	)	—	914	914

Total liabilities and shareholders' equity			$1,245,414	$719,904	$1,965,318

Granite REIT 2013 51

  The following is a reconciliation of the Trust's balance sheet reported in accordance with U.S. GAAP to IFRS at December 31, 2012:

	Note	U.S. GAAP	Effect of transition to IFRS	IFRS
ASSETS
Non-current assets:
Real estate properties, net/Investment properties	(i)	$1,136,158	$807,539	$1,943,697
Deferred rent receivable	(ii)	11,518	(11,518)	—
Deferred tax assets	(iii)	3,924	(3,924)	—
Other non-current assets	(ii)	5,369	(3,212)	2,157

		1,156,969	788,885	1,945,854
Current assets:
Other current assets		10,163	—	10,163
Cash and cash equivalents		51,073	—	51,073

Total assets		$1,218,205	$788,885	$2,007,090

LIABILITIES AND SHAREHOLDERS' EQUITY
Non-current liabilities:
Unsecured debentures, net		$263,589	$—	$263,589
Deferred tax liabilities	(iii)	27,626	157,589	185,215
Deferred revenue	(ii)	4,782	(4,782)	—

		295,997	152,807	448,804
Current liabilities:
Deferred revenue	(ii)	5,839	(1,345)	4,494
Other current liabilities	(iii),(v)	39,368	(1,429)	37,939

Total liabilities		341,204	150,033	491,237

Shareholders' equity	(iv)	877,001	637,811	1,514,812
Non-controlling interests	(v)	—	1,041	1,041

Total liabilities and shareholders' equity		$1,218,205	$788,885	$2,007,090

  (i)
  Investment properties

    The Trust considers its income-producing properties and properties under development to be investment properties under IAS 40. The Trust has elected to use the fair value model for the valuation of its investment properties. The adjustment represents the cumulative unrealized gain in respect of the fair value of the Trust's investment properties, net of related intangible assets and liabilities which are inherently reflected in the fair value of investment properties and the reclassification of straight-line rental revenue (deferred rent receivable) to investment properties.

  (ii)
  Deferred rent receivable, other assets and certain deferred revenue

    This adjustment represents the reclassification to investment properties of deferred rent receivable, other assets and certain deferred revenue relating to upfront lease payments not reflected in the discounted cash flow analysis to determine fair value for an investment property.

52 Granite REIT 2013

  (iii)
  Current and deferred income taxes

    Current income tax payable decreased by $0.9 million at December 31, 2012 due to the measurement of current taxes using enacted and substantively enacted rates and legislation as at each balance sheet date as required under IFRS.

    Under IFRS, deferred income taxes are recorded for temporary differences arising in respect of assets and liabilities at the tax rates that are expected to apply to the period when the asset is realized or the liability settled, based on tax rates and laws that have been enacted or substantively enacted by the reporting date. Primarily as a result of the increase to the carrying value of investment properties from the fair value adjustment on transition, an adjustment to the deferred tax liability has been recorded at January 1, 2012. However, as a result of the REIT conversion which was effective January 3, 2013, deferred income tax amounts related to Canadian investment properties have been reversed as an adjustment to deferred income tax expense (note 12). The conversion to a REIT did not impact the deferred income tax balances in any other jurisdiction.

  (iv)
  Cumulative foreign currency translation adjustments

    IAS 21, The Effects of Changes in Foreign Exchange Rates, ("IAS 21") requires an entity to determine the translation differences in accordance with IFRS from the date a subsidiary was formed. In accordance with IFRS 1, the Trust has elected to reset all cumulative translation differences to zero on the date of transition to IFRS.

  (v)
  Non-controlling interest

    The Trust reclassified an amount previously included in accounts payable and accrued liabilities to non-controlling interest in the combined balance sheet.

    All the above adjustments have been recorded to opening deficit unless otherwise indicated.

  Reconciliation of Net Income and Comprehensive Income as Reported under U.S. GAAP and IFRS

  The following is a reconciliation of the Trust's net income and comprehensive income reported in accordance with U.S. GAAP to IFRS for the year ended December 31, 2012.

Year ended December 31,	Note		2012
Net income as reported under U.S. GAAP			$71,337
Differences increasing (decreasing) the reported amounts:
Fair value gains recorded under IFRS	(i	)	33,343
Depreciation and amortization recorded under U.S. GAAP	(ii	)	42,529
Deferred tax expense	(iii	)	1,796
Current tax expense	(iii	)	920
Other	(iv	)	(98)

Net income as reported under IFRS			$149,827

Other comprehensive loss reported under U.S. GAAP			$(8,669)
Change in foreign currency translation of foreign operations	(v	)	(2,059)

Other comprehensive loss reported under IFRS			(10,728)

Comprehensive income as reported under IFRS			$139,099

  (i)
  Fair value gains recorded under IFRS

    In accordance with IFRS and the Trust's policy, the Trust measures investment properties at fair value and records changes in fair value in net income during the period of change.

Granite REIT 2013 53

  (ii)
  Depreciation and amortization under U.S. GAAP

    Under U.S. GAAP, investment properties were recorded at cost and depreciated over their estimated lives.

  (iii)
  Deferred and current tax expense.

    IFRS transition adjustments have been tax affected.

  (iv)
  Other

    Certain intangible assets recognized under U.S. GAAP are no longer recognized under IFRS as these values are considered and included in the determination of the fair value of the investment property. Accordingly, the amortization expense associated with these intangibles was reversed. In addition, under IFRS compensation expense is recognized on a proportionate basis consistent with the vesting features of each tranche of the grant whereas under U.S. GAAP compensation expense was recognized on a straight-line basis.

  (v)
  Change in foreign currency translation of foreign operations

    The changes in foreign currency translation of foreign operations are primarily due to the impact of fluctuations in the foreign exchange rates applied to the fair value gains on the Trust's U.S. dollar and euro investment properties. In addition, IAS 21, The Effects of Changes in Foreign Exchange Rates, requires an entity to determine the translation differences in accordance with IFRS from the date a subsidiary was formed. In accordance with IFRS 1, the Trust has elected to deem all cumulative translation differences to be zero on transition to IFRS.

  Adjustments to the Statements of Cash Flows

  There were no material adjustments to the operating, investing or financing activity subtotals in the 2012 statements of cash flows as a result of the conversion to IFRS.

4.  ACQUISITIONS

Acquisitions of income-producing properties and development lands completed during the year ended December 31, 2013 consist of the following:

(a)
Business combinations — Income-producing properties

  Income-producing Properties located in the United States

  On February 13, 2013, the Trust, through a 90% owned subsidiary, DGI LS, LLC, acquired two income-producing multipurpose industrial properties. On May 10, 2013, the Trust, through a 95% owned subsidiary, DGI Portland, LLC, acquired an income-producing multipurpose industrial property. On August 9, 2013, the Trust acquired a single-tenant incoming-producing logistics-distribution property.

  Income-producing Properties located in Europe

  On October 16, 2013, the Trust acquired six single-tenant logistics-distribution income-producing properties, four located in Germany and two located in the Netherlands. The Trust also acquired a single-tenant logistics-distribution income-producing property located in the Netherlands on November 1, 2013, and acquired a single-tenant logistics-distribution facility located in Germany on November 27, 2013.

54 Granite REIT 2013

  The following table summarizes the consideration paid for the acquisitions, the fair value of assets acquired, liabilities assumed and the non-controlling interest at the acquisition date:

	U.S. Properties	European Properties	Total
Purchase consideration:
Cash sourced from Credit Facility (note 10) or issuance of 2018 Debentures (note 8(b))	$44,076	$188,737	$232,813
Cash on hand	925	—	925
Contingent consideration	688	—	688

Total consideration paid	$45,689	$188,737	$234,426

Recognized amounts of identifiable assets acquired and liabilities assumed measured at their respective fair values:
Investment properties	$83,450	$185,704	$269,154
Working capital	777	(1,155)	(378)
Restricted cash(1)	—	4,188	4,188
Mortgages payable	(36,437)	—	(36,437)

Identifiable net assets	47,790	188,737	236,527
Non-controlling interests	(2,101)	—	(2,101)

Total	$45,689	$188,737	$234,426

  (1)
  Restricted cash represents funds held in escrow with respect to property improvements to be undertaken by a tenant at one of the properties located in the Netherlands. These funds will be disbursed to the tenant as completion of the improvements occurs.

  During the year ended December 31, 2013, the Trust recognized $9.0 million of revenue and $7.1 million of net income, related to the acquisitions considered business combinations. Had these acquisitions occurred on January 1, 2013, the Trust would have recognized approximately $24.2 million of revenue and $14.7 million of net income during the year ended December 31, 2013.

(b)
Asset purchases — Development lands

  On April 15, 2013, the Trust, through a 90% owned subsidiary, DGI Berks, LP, acquired development land in the United States. The Trust, through a 90% owned subsidiary, DGI Shepherdsville, LLC ("DGI Shepherdsville"), also acquired development land in the United States on May 8, 2013. The aggregate purchase price for these development lands was $17.0 million, which included contingent consideration of $2.8 million.

(c)
Transaction costs and contingent consideration

  For the year ended December 31, 2013, the Trust incurred transaction costs of $14.2 million related to the above-mentioned acquisitions considered business combinations which include $10.2 million related to land transfer tax for the European acquisitions. These amounts are included in acquisition transaction costs on the combined statements of income.

  The contingent consideration recognized in connection with the aforementioned transactions is estimated to be $3.8 million and is expected to be settled in 2018. The fair value of the contingent consideration was estimated using an income approach and is dependent upon achieving certain predetermined returns over a five year period. This estimate is dependent upon a number of assumptions which are subject to change over the period to the date of payment. The non-controlling interest in each partnership was determined using the purchase price paid for the Trust's percentage share interest of the respective partnership.

Granite REIT 2013 55

5.  INVESTMENT PROPERTIES

As at	December 31, 2013	December 31, 2012	January 1, 2012
Income-Producing Properties	$2,325,583	$1,941,936	$1,891,851
Properties and Land Under Development	18,108	1,761	—
Land Held For Development	8,206	—	—

	$2,351,897	$1,943,697	$1,891,851

Changes in investment properties are shown in the following table:

	December 31, 2013			December 31, 2012
As at	Income Producing Properties	Properties and Land Under Development	Land Held For Development	Income Producing Properties	Properties Under Development
Balance, beginning of year	$1,941,936	$1,761	$—	$1,891,851	$—
Additions
— Capital expenditures	13,152	14,584	278	14,256	19,295
— Acquisitions	269,154	7,461	9,508	—	—
— Completed projects	6,364	(6,364)	—	17,499	(17,499)
Fair value gains (losses), net	(23,297)	—	(1,927)	33,133	210
Foreign currency translation, net	135,428	666	347	(11,700)	(245)
Disposals	(17,447)	—	—	(1,221)	—
Other changes	293	—	—	(1,882)	—

Balance, end of year	$2,325,583	$18,108	$8,206	$1,941,936	$1,761

During the year ended December 31, 2013, the Trust disposed of four income-producing properties located in Canada, the United States, the United Kingdom and Poland, for aggregate net proceeds of $16.8 million and incurred a $0.6 million loss on disposal due to the associated selling costs. The fair value loss during the year ended December 31, 2013 excluding properties sold in the year was $28.5 million. During the year ended December 31, 2012, the Trust disposed of an income-producing property for net proceeds of $1.2 million and recorded a nominal loss on disposal. The fair value gain during the year ended December 31, 2012 excluding the property sold in the year was $33.3 million.

The Trust determines the fair value of each income-producing property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions and lease renewal at the applicable balance sheet dates, less future cash outflows in respect of such leases. Fair values are primarily determined by discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. Properties and land under development that pertain to expansion projects are measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date unless fair value cannot be determined in which case they are valued at cost. The Trust valued land held for development based on its acquisition date fair value. In accordance with its policy, the Trust measures its investment properties using valuations prepared by management. The Trust does not measure its investment properties based on valuations prepared by external appraisers but considers the result of such appraisals in arriving at its own conclusions on values.

56 Granite REIT 2013

The Trust's internal valuation team consists of individuals knowledgeable and experienced in the fair value techniques for investment properties. On a quarterly basis, the fair values of the investment properties are updated by the Trust's internal valuation team for current leasing and market assumptions, utilizing market capitalization rates as provided by independent real estate appraisal firms with representations and expertise in the various jurisdictions our investment properties are located in. The resulting changes in fair values are analyzed at each reporting date and the internal valuation team presents a report to senior management that explains the fair value movements. This report and the results of the updated valuations and processes are formally reviewed by and discussed with senior management quarterly. For all investment properties, the current use equates to the highest and best use.

Valuations are most sensitive to changes in discount rates and terminal capitalization rates. The table below summarizes the sensitivity of the fair value of investment properties to changes in either the discount rate or terminal capitalization rate:

	Discount Rate		Terminal Capitalization Rate
Rate sensitivity	Fair value	Change in fair value	Fair value	Change in fair value
+ 50 basis points	$2,278,985	$(72,912)	$2,292,334	$(59,563)
+ 25 basis points	2,314,150	(37,747)	2,321,176	(30,721)
Base rate	2,351,897	—	2,351,897	—
- 25 basis points	2,390,580	38,683	2,384,474	32,577
- 50 basis points	2,430,100	78,203	2,419,258	67,361

The key valuation metrics for investment properties are set out below:

As at	December 31, 2013			December 31, 2012			January 1, 2012
	Maximum	Minimum	Weighted average	Maximum	Minimum	Weighted average	Maximum	Minimum	Weighted average
Canada
Discount rate	8.50%	6.50%	7.76%	8.75%	6.50%	7.87%	8.75%	6.50%	8.11%
Terminal cap rate	8.50%	5.75%	7.26%	8.75%	5.75%	7.36%	9.00%	5.75%	7.61%
United States
Discount rate	14.00%	7.30%	9.35%	14.00%	8.45%	10.07%	14.00%	8.45%	10.18%
Terminal cap rate	13.00%	7.25%	9.24%	13.00%	9.00%	9.92%	13.00%	9.25%	10.04%
Mexico
Discount rate	13.25%	11.75%	12.91%	12.50%	11.25%	11.99%	12.75%	11.50%	12.16%
Terminal cap rate	13.75%	10.75%	12.89%	12.75%	10.25%	11.87%	12.75%	10.50%	11.99%
Germany
Discount rate	9.25%	6.20%	8.15%	9.25%	8.25%	8.37%	9.50%	8.50%	8.63%
Terminal cap rate	9.25%	7.50%	8.37%	9.25%	8.75%	8.87%	9.50%	9.00%	9.13%
Austria
Discount rate	8.75%	8.25%	8.38%	9.00%	8.25%	8.36%	9.00%	8.50%	8.60%
Terminal cap rate	9.25%	8.75%	8.87%	9.50%	8.75%	8.88%	9.50%	9.00%	9.10%
Other
Discount rate	11.00%	6.84%	8.81%	11.50%	9.50%	9.78%	11.75%	9.50%	9.75%
Terminal cap rate	10.50%	7.50%	8.17%	11.75%	8.50%	10.22%	12.00%	8.50%	10.16%

Granite REIT 2013 57

On September 20, 2013, Granite entered into a non-binding letter of intent (the "LOI") for the sale to Magna of Granite's portfolio of Mexican properties currently leased to Magna and representing an aggregate of approximately 2.4 million square feet. On March 5, 2014, Granite entered into an asset purchase agreement with Magna for the sale of the Mexican portfolio at a purchase price of U.S. $105.0 million (note 24(d)). During the year ended December 31, 2013, the Trust incurred costs of $0.3 million related to this transaction, which are included in loss on sale of investment properties on the combined statements of income.

Included in investment properties is $11.2 million (December 31, 2012 — $11.5 million; January 1, 2012 — $12.7 million) of net straight-line rent receivable arising from the recognition of rental revenue on a straight-line basis over the lease term.

Details about contractual obligations to purchase, construct and develop properties can be found in the commitments and contingencies note (note 23).

Minimum rental commitments on non-cancellable tenant operating leases are as follows:

Not later than 1 year	$214,787
Later than 1 year and not later than 5 years	765,081
Later than 5 years	144,122

$1,123,990

6.  NOTES RECEIVABLE

On February 28, 2013, the Trust entered into a settlement agreement for U.S. $5.0 million relating to a holdback receivable ("Meadows note") of a former subsidiary's sale of a property in 2006. The note was payable in U.S. $0.5 million monthly instalments (the Trust's share), commencing March 31, 2013. The final instalment was received on October 4, 2013.

During 2013, the Trust received U.S. $2.5 million relating to the final instalment of an unsecured note, which bore interest at 5.0% per annum.

7.  OTHER ASSETS

Other assets consist of:

As at	December 31, 2013	December 31, 2012	January 1, 2012
Deferred financing costs	$433	$222	$—
Long-term receivables	525	98	427
Interest rate caps (note 9)	678	—	—
Deposits	322	—	—

	$1,958	$320	$427

58 Granite REIT 2013

8.  UNSECURED DEBENTURES, NET

Unsecured debentures, net, consist of:

Carrying value

As at	December 31, 2013	December 31, 2012	January 1, 2012
6.05% Debentures, at amortized cost	$263,941	$263,589	$263,236
4.613% Debentures, at amortized cost	198,129	—	—

	$462,070	$263,589	$263,236

Principal issued and outstanding

As at	Date Issued	Maturity Date	December 31, 2013	December 31, 2012	January 1, 2012
6.05% Debentures	December 22, 2004	December 22, 2016	$265,000	$265,000	$265,000
4.613% Debentures	October 2, 2013	October 2, 2018	200,000	—	—

			$465,000	$265,000	$265,000

(a)
6.05% Debentures

  Granite Co. issued the 6.05% senior unsecured debentures (the "2016 Debentures"), at a price of $995.70 per $1,000.00 of principal amount. The 2016 Debentures rank equally with all the Trust's existing and future senior unsecured indebtedness.

  The 2016 Debentures are redeemable, in whole or in part, at Granite's option at any time and from time to time, at a price equal to accrued and unpaid interest plus the greater of (a) 100% of the principal amount of the 2016 Debentures to be redeemed; and (b) the Canada Yield Price. The Canada Yield Price means, in respect of a 2016 Debenture, a price equal to which, if the 2016 Debenture were to be issued at such price on the redemption date, would provide a yield thereon from the redemption date to its maturity date equal to 42.5 basis points above the yield that a non-callable Government of Canada bond, trading at par, would carry if issued on the redemption date with a maturity date of December 22, 2016.

  Interest on the 2016 Debentures is payable on a semi-annual basis on June 22 and December 22 of each year. The unamortized portion of the $3.1 million of expenses incurred in connection with the issuance of the 2016 Debentures is presented as a reduction of the carrying amount of the 2016 Debentures.

(b)
4.613% Debentures

  Granite REIT Holdings Limited Partnership, a wholly owned subsidiary of Granite, issued at par the 4.613% Series 1 senior debentures (the "2018 Debentures"). The 2018 Debentures rank equally with all of the Trust's existing and future unsubordinated and unsecured indebtedness and are guaranteed by Granite and certain of its subsidiaries.

  The 2018 Debentures are redeemable, in whole or in part, at Granite's option at any time and from time to time, at a price equal to accrued and unpaid interest plus the greater of (a) 100% of the principal amount of the 2018 Debentures to be redeemed; and (b) the Canada Yield Price. The Canada Yield Price means, in respect of a 2018 Debenture, a price equal to which, if the 2018 Debenture were to be issued at such price on the redemption date, would provide a yield thereon from the redemption date to its maturity date equal to 67.5 basis points above the yield that a non-callable Government of Canada bond, trading at par, would carry if issued on the redemption date with a maturity date of October 2, 2018.

Granite REIT 2013 59

  Interest on the 2018 Debentures is payable semi-annually in arrears on April 2 and October 2 of each year, commencing on April 2, 2014. The unamortized portion of the $2.0 million of expenses incurred in connection with the issuance of the 2018 Debentures is presented as a reduction of the carrying amount of the 2018 Debentures.

(c)
Cross Currency Interest Rate Swap

  On October 7, 2013, the Trust entered into a cross currency interest rate swap (the "Cross Currency Interest Rate Swap") to exchange the $200.0 million proceeds and related 4.613% interest payments from the 2018 Debentures for euro 142.3 million and euro denominated interest payments at a 3.56% interest rate. Under the terms of the swap, on October 2, 2018, the Trust will repay the principal proceeds received of euro 142.3 million.

  As at December 31, 2013, the fair value of the Cross Currency Interest Rate Swap was a net financial liability of $11.0 million, which includes an $11.5 million loss related to the strengthening of the euro against the Canadian dollar. The Cross Currency Interest Rate Swap is designated as a net investment hedge of the Trust's investment in foreign operations. The effectiveness of the hedge is assessed quarterly. For the year ended December 31, 2013, the Trust has assessed that there is no ineffectiveness in this hedge. As an effective hedge, the unrealized gains or losses on the Cross Currency Interest Rate Swap that are related to foreign currency movements are recognized in other comprehensive income. The Trust has elected to record the interest settlements of the Cross Currency Interest Rate Swap in the statement of income.

  The net proceeds from the 2018 Debentures and Cross Currency Interest Rate Swap were used to finance the European acquisitions made in 2013.

9.  SECURED LONG-TERM DEBT

(a)
Mortgages payable

  The Trust has two mortgages payable totaling $38.8 million (U.S. $36.5 million) relating to the two business acquisitions completed on February 13 and May 10, 2013 (note 4(a)). The mortgages mature on June 10, 2017 and May 10, 2018 respectively and both bear interest at LIBOR plus 2.5%. As a condition of the mortgage agreements, the Trust was required to hedge its interest rate exposure. Accordingly, it purchased interest rate caps for 100% of the mortgage amounts and for the duration of the mortgages thereby limiting its exposure to interest rate fluctuations to a maximum of 4%. The mortgages payable balance is net of deferred financing costs of $0.2 million. Principal mortgage repayments are as follows:

2014	$217
2015	819
2016	918
2017	24,604
2018	12,211

$38,769

  The mortgages are recourse to the properties acquired, having a carrying value of $65.4 million at December 31, 2013, which are pledged as collateral.

(b)
Construction loan

  On July 25, 2013, DGI Shepherdsville entered into a construction loan (the "Construction Loan") for U.S. $17.0 million relating to the development land purchased in the United States (note 4(b)). The Construction Loan bears interest at LIBOR plus 2.25% and matures on July 25, 2016. Proceeds from the Construction Loan may only be used to pay for the construction cost of improvements on the property and other related costs, and loan advances will be made based on the value of the work completed. The maximum amount available under the Construction Loan may be increased to U.S. $19.0 million, subject

60 Granite REIT 2013

  to certain terms and conditions being met. DGI Shepherdsville also has the option to extend the maturity date for two successive periods to July 25, 2017 and 2018, subject to certain terms and conditions. The Construction Loan is secured by a first mortgage lien on the property. At December 31, 2013, $3.3 million (U.S. $3.1 million) had been drawn under the Construction Loan.

10.  BANK INDEBTEDNESS

Effective February 1, 2013, the Trust entered into an unsecured senior revolving credit facility in the amount of $175.0 million that is available by way of Canadian dollar, U.S. dollar or euro denominated loans or letters of credit (the "Credit Facility") and matures on February 1, 2015. However, the Trust has the option to extend the maturity date by one year to February 1, 2016, subject to the agreement of lenders in respect of a minimum of 66 2/3% of the aggregate amount committed under the Credit Facility. The Credit Facility provides the Trust with the ability to increase the amount of the commitment by an additional aggregate principal amount of up to $75.0 million with the consent of the participating lenders. Interest on drawn amounts is calculated based on an applicable margin determined by the Trust's external credit rating. Based on the current credit rating, the Trust would be subject to interest at a rate per annum equal to the base rate (i.e. LIBOR, Canadian prime business rate or eurocurrency rate) depending on the currency the Trust borrows in plus an applicable margin of up to 1.63%. At December 31, 2013, the Trust had $53.2 million (U.S. $50.0 million) drawn under the Credit Facility and $1.2 million in letters of credit issued against the Credit Facility.

The Trust previously had an unsecured senior revolving credit facility in the amount of $50.0 million that was replaced by the above mentioned Credit Facility and was available by way of Canadian dollar, U.S. dollar or euro denominated loans or letters of credit (the "2012 Granite Credit Facility"). The 2012 Granite Credit Facility was entered into February 7, 2012 and was scheduled to mature on February 7, 2014. Interest on drawn amounts was calculated based on an applicable margin determined by the Trust's external credit rating. During 2012, the Trust was subject to interest at a rate per annum equal to the base rate (i.e. LIBOR, Canadian prime business rate or Canadian dollar bankers' acceptance rate) depending on the currency borrowed in plus an applicable margin of up to 1.75%. No amounts were drawn under the 2012 Granite Credit Facility as at December 31, 2012. The Trust did not have a credit facility as at January 1, 2012.

11.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of:

As at	December 31, 2013	December 31, 2012	January 1, 2012
Accounts payable	$5,828	$5,558	$4,538
Accrued salaries and wages	4,771	3,913	1,549
Accrued interest payable	2,708	387	387
Accrued construction payable	7,141	8,167	4,233
Accrued acquisition costs	1,733	—	—
Accrued stapled unit options	356	—	—
Accrued executive deferred stapled units	1,395	—	—
Accrued trustee/director unit-based compensation	3,291	2,283	986
Other accrued liabilities	5,955	5,647	2,264

	$33,178	$25,955	$13,957

Granite REIT 2013 61

12.  INCOME TAXES

(a)
The major components of the income tax expense (recovery) are:
Years ended December 31,	2013	2012
Current income tax:
Current taxes	$6,000	$15,987
Withholding taxes and other	4,490	2,665

	10,490	18,652

Deferred income tax:
Origination and reversal of temporary differences	4,555	17,948
Impact of changes in tax rates	699	4,095
Reversal of withholding taxes on profits of subsidiaries	(4,430)	(2,665)
Reversal of deferred tax liability upon REIT conversion and related reorganizations	(41,950)	(22,859)
Other	(699)	(3,442)

	(41,825)	(6,923)

Income tax expense (recovery)	$(31,335)	$11,729

(b)
The effective income tax rate reported in the combined statements of income varies from the Canadian statutory rate for the following reasons:
Years ended December 31,	2013	2012
Income before income taxes	$113,931	$161,556

Expected income taxes at the Canadian statutory tax rate of 26.5% (2012 — 26.5%)	$30,192	$42,812
Income distributed and taxable to unitholders	(23,735)	—
Reversal of deferred tax liability upon REIT conversion and related reorganizations	(41,950)	(22,859)
Net foreign rate differentials	2,698	(12,553)
Net change in provisions for uncertain tax positions	(194)	1,568
Net permanent differences	(873)	(374)
Net effect of change in tax rates	699	4,095
Withholding taxes and other items	1,828	(960)

Income tax expense (recovery)	$(31,335)	$11,729

62 Granite REIT 2013

(c)
Deferred tax assets and liabilities consist of temporary differences related to the following:
As at	December 31, 2013	December 31, 2012	January 1, 2012
Deferred tax assets:
Investment properties	$2,447	$—	$—
Eligible capital expenditures	3,509	—	—
Other	2,217	—	—

Total deferred tax assets	8,173	—	—

Deferred tax liabilities:
Investment properties	165,362	185,249	190,492
Eligible capital expenditures	—	(4,635)	(3,604)
Withholding tax on undistributed subsidiary profits	1,014	4,741	5,645
Other	246	(140)	840

Total deferred tax liabilities	166,622	185,215	193,373

Net deferred tax liabilities	$158,449	$185,215	$193,373

(d)
Changes in the net deferred tax liabilities consist of the following:
Years ended December 31,	2013	2012
Balance, beginning of year	$185,215	$193,373
Deferred tax recovery recognized in net income	(41,825)	(6,923)
Foreign currency translation of deferred tax balances	15,059	(1,235)

	$158,449	$185,215

(e)
Net cash payments of income taxes amounted to $14.5 million for the year ended December 31, 2013 which includes $4.2 million of withholding taxes (2012 — $28.6 million).

(f)
The Trust conducts operations in a number of countries with varying statutory rates of taxation. Judgment is required in the estimation of income taxes and deferred income tax assets and liabilities, in each of the Trust's operating jurisdictions. This process involves estimating actual current tax exposure, assessing temporary differences that result from the different treatments of items for tax and accounting purposes, assessing whether it is more likely than not that deferred income tax assets will be realized and, based on all the available evidence, determining if a valuation allowance is required on all or a portion of such deferred income tax assets. The Trust reports a liability for uncertain tax positions ("unrecognized tax benefits") taken or expected to be taken in a tax return. The Trust recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

  As at December 31, 2013, the Trust had $14.2 million (2012 — $12.3 million) of unrecognized income tax benefits (including $0.3 million (2012 — $0.9 million) of related accrued interest and penalties), all of which could ultimately reduce the Trust's effective tax rate. The Trust is currently under audit in Canada for the 2004 through 2006 taxation years for specific open issues, the United States and Germany. The Trust believes that it has adequately provided for reasonably foreseeable outcomes related to the tax examinations and that any resolution will not have a material adverse effect on the combined financial position or results from operations. However, the Trust cannot predict with any level of certainty the exact nature of any future possible outcome.

Granite REIT 2013 63

  A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

As at	December 31, 2013	December 31, 2012
Unrecognized tax benefits balance, beginning of year	$12,263	$10,885
Increases (decreases) for tax positions of prior years	(510)	598
Increases for tax positions of current year	1,749	862
Foreign currency impact	663	(82)

Unrecognized tax benefits balance, end of year	$14,165	$12,263

  It is reasonably possible that the gross unrecognized tax benefits, as of December 31, 2013, could decrease in the next 12 months by an estimated range of a nominal amount to $5.5 million (2012 — $3.6 million to $4.9 million) relating primarily to tax years becoming statute barred for purposes of future tax examinations by local taxing authorities and the outcome of current tax examinations.

  For the year ended December 31, 2013, $0.1 million of interest and penalties was recorded (2012 — $0.1 million) as part of the provision for income taxes in the combined statements of income.

  As at December 31, 2013, the following tax years remained subject to examination by the major tax jurisdictions:

Major Jurisdictions
Canada	2004 through 2006 and 2008 through 2013
United States	2011 through 2013
Mexico	2009 through 2013
Austria	2009 through 2013
Germany	2008 through 2011

  As at December 31, 2013, the Trust had approximately $420.0 million of Canadian capital loss carryforwards that do not expire, approximately $540.0 million of Foreign Investment in Real Property Tax Act losses that will expire in 2015 and 2017, and other losses and deductible temporary differences in various tax jurisdictions of approximately $12.0 million. The Trust believes it is not probable that these tax assets can be realized; and accordingly, no deferred tax asset was recognized at December 31, 2013.

13.  STAPLED UNITHOLDERS' AND SHAREHOLDERS' EQUITY

(a)
Stapled Units and Common Shares

  In accordance with the Arrangement (note 1), effective January 3, 2013, all the common shares of Granite Co. were exchanged, on a one-for-one basis, for stapled units, each of which consists of one unit of Granite REIT and one common share of Granite GP. Granite REIT is authorized to issue an unlimited number of units. Granite GP's authorized share capital consists of an unlimited number of common shares without par value. Each stapled unit is entitled to distributions and/or dividends in the case of Granite GP as and when declared and, in the event of termination of Granite REIT and Granite GP, to the net assets of Granite REIT and Granite GP remaining after satisfaction of all liabilities.

(b)
Unit-based Compensation

  Incentive Stock Option Plan

  On August 29, 2003, Granite Co.'s Board of Directors approved the Incentive Stock Option Plan (the "Option Plan"), which allows for the grant of stock options or stock appreciation rights to directors, officers, employees and consultants. As a result of the Arrangement, option holders exchanged their existing options to acquire Granite Co. common shares for options to acquire stapled units on a

64 Granite REIT 2013

  one-for-one basis. The Option Plan was also amended in connection with the Arrangement to make other changes required to conform to the REIT structure. At December 31, 2013, a maximum of 2.0 million stapled units are available to be issued under the Option Plan. Options expire on the 10th anniversary of the date of grant, subject to earlier cancellation from events specified in each recipient's option agreement. No options have been granted since August 2010.

  A reconciliation of the changes in the options outstanding is presented below:

	2013		2012
	Number (000s)	Weighted Average Exercise Price	Number (000s)	Weighted Average Exercise Price
Options outstanding, January 1	205	$32.01	235	$31.99
Exercised	(105)	30.20	(30)	31.85

Options outstanding and exercisable, December 31	100	$33.92	205	$32.01

  Options Outstanding and Exercisable

Year of Issuance	Number (000s)	Exercise Price	Weighted Average Remaining Life in Years
2004	50	$35.62	1.0
2007	50	32.21	3.7

	100	$33.92	2.3

  Director/Trustee Deferred Share Unit Plan

  Effective November 3, 2003, Granite Co. established a Non-Employee Director Share-Based Compensation Plan (the "DSP"), which provides for a deferral of up to 100% of each outside director's total annual remuneration, at specified levels elected by each director, until such director ceases to be a director. In connection with the Arrangement, effective January 3, 2013, the DSP was amended to entitle the holder to receive a payment based on the fair market value of a preferred share of Granite Co. that is equal in value to a stapled unit of the Trust. In addition, effective January 3, 2013, a new deferred share unit plan (the "new DSP") was established by Granite GP whereby each non-employee director/trustee is entitled to receive a portion of their annual retainer (and to elect to receive up to 100% of their annual remuneration) as deferred share units, which entitles them to receive a payment based on the fair market value of a preferred share of Granite Co. that is equal in value to a stapled unit.

  The amounts deferred under the DSP and new DSP plans are reflected by notional deferred share units ("DSUs") whose value at the time that the particular payment to the director is determined reflects the fair market value of the Granite Co. preferred shares. The value of a DSU thus appreciates or depreciates with changes in the market price of the stapled units. The DSP and new DSP also provide for the accrual of notional distribution equivalents on any distributions paid on the stapled units. Under the DSP and new DSP, when a director or trustee leaves the Board, the director or trustee receives a cash payment at an elected date equal to the value of the accrued DSUs at such date. There is no option under the DSP and new DSP for directors or trustees to receive stapled units in exchange for DSUs.

Granite REIT 2013 65

  A reconciliation of the changes in DSUs outstanding is presented below:

	2013		2012
	Number (000s)	Weighted Average Grant Date Fair Value	Number (000s)	Weighted Average Grant Date Fair Value
DSUs outstanding, January 1	61	$30.95	31	$26.73
Granted	26	37.62	30	35.18

DSUs outstanding, December 31	87	$32.92	61	$30.95

  Executive Deferred Stapled Unit Plan

  Effective August 7, 2011, Granite Co. established an Executive Share Unit Plan which was amended, effective January 3, 2013, as a result of the Arrangement to conform to the REIT structure (the "Stapled Unit Plan"). The Stapled Unit Plan is designed to provide equity-based compensation in the form of stapled units to executives and other employees (the "Participants"). The maximum number of stapled units which may be issued pursuant to the Stapled Unit Plan is 1.0 million. The Stapled Unit Plan entitles a Participant to receive a stapled unit or a cash payment equal to the market value of the stapled unit, which on any date is the volume weighted average trading price of a stapled unit on the TSX or NYSE over the preceding five trading days. The form of redemption of the stapled units is determined by the Compensation Committee and is not at the option of the Participant. Vesting conditions in respect of a grant are determined by the Compensation Committee at the time the grant is made and may result in the vesting of more or less than 100% of the number of stapled units. The Stapled Unit Plan also provides for the accrual of distribution equivalent amounts based on distributions paid on the stapled units. Stapled units are, unless otherwise agreed, settled within 60 days following vesting.

  A reconciliation of the changes in stapled units outstanding is presented below:

	2013		2012
	Number (000s)	Weighted Average Grant Date Fair Value	Number (000s)	Weighted Average Grant Date Fair Value
Stapled units outstanding, January 1	38	$35.63	26	$25.42
Granted	31	39.03	40	35.61
Settled	(7)	35.41	(24)	25.69
Forfeited	—	—	(4)	25.42

Stapled units outstanding, December 31	62	$37.42	38	$35.63

  At December 31, 2013, unrecognized compensation cost related to the Stapled Unit Plan was $1.0 million, which will be amortized over the weighted average remaining requisite service period of approximately 1.2 years.

  During the year, the Trust recognized unit-based compensation expense of $2.1 million (2012 — $1.9 million), which includes a $1.0 million expense (2012 — $1.4 million) pertaining to the DSP and new DSP, a $1.1 million expense (2012 — $0.5 million) pertaining to the Stapled Unit Plan and a net expense of nil (2012 — nil) related to the re-measurement of the Option Plan liability in the period.

66 Granite REIT 2013

(c)
Accumulated Other Comprehensive Income (Loss)

  Accumulated other comprehensive income (loss) consists of the following:

As at	December 31, 2013	December 31, 2012
Foreign currency translation gains (losses) on investments in subsidiaries, net of related hedging activities and non-controlling interests	$108,551	$(10,784)
Losses on derivatives designated as net investment hedges	(11,490)	—

	$97,061	$(10,784)

14.  DISTRIBUTIONS TO STAPLED UNITHOLDERS

Total distributions declared to stapled unitholders in the year ended December 31, 2013 were $98.9 million (2012 — $93.5 million) or $2.11 per stapled unit (2012 — $1.99 per common share). At December 31, 2013, $8.6 million, representing the December 2013 distribution, remained unpaid. Subsequent to December 31, 2013, distributions of 18.3 cents per stapled unit were declared on January 17 and February 18, 2014. The distribution declared in January 2014 in the amount of $8.6 million was paid on February 14, 2014 and the distribution declared in February 2014 of $8.6 million will be paid on March 14, 2014.

15.  OPERATING COSTS AND EXPENSES (INCOME)

(a)
Property operating costs consist of:
Years ended December 31,	2013	2012
Non-recoverable from tenants
Property taxes and utilities	$1,162	$2,457
Legal	1,161	759
Environmental and appraisals	772	1,753
Repairs and maintenance	617	205
Other	715	408

	$4,427	$5,582

Years ended December 31,	2013	2012
Recoverable from tenants
Property taxes and utilities	$692	$—
Repairs and maintenance	182	—
Other	273	—

	$1,147	$—

Granite REIT 2013 67

(b)
General and administrative expenses consist of:
Years ended December 31,	2013	2012
Salaries and benefits	$14,045	$12,491
Audit, legal and consulting	4,159	3,725
REIT conversion and reorganization related costs	2,479	7,914
Trustee/director fees and related expenses	1,970	1,794
Other	4,660	5,087

	$27,313	$31,011

(c)
Interest expense and other financing costs, net consist of:
Years ended December 31,	2013	2012
Interest, accretion and costs on debentures	$18,250	$16,385
Interest on mortgages payable	877	—
Amortization of deferred financing costs	589	188
Other interest	1,310	309

	21,026	16,882
Capitalized interest	(119)	(491)
Interest income	(322)	(520)

	$20,585	$15,871

(d)
Fair value gains (losses) on financial instruments consist of:
Years ended December 31,	2013	2012
Foreign exchange forward contracts	$—	$(359)
Interest rate caps	72	—

	$72	$(359)

16.  SEGMENTED DISCLOSURE INFORMATION

The Trust has one reportable segment — the ownership and rental of industrial real estate as determined by the information reviewed by the chief operating decision maker who is the chief executive officer. The following tables present certain information with respect to geographic segmentation:

Revenues

Years ended December 31,	2013	2012
Canada	$62,762	$61,319
United States	39,865	31,632
Mexico	13,347	12,297
Austria	60,782	54,185
Germany	20,535	17,224
Netherlands	1,762	—
Other Europe	4,194	4,458

	$203,247	$181,115

68 Granite REIT 2013

For the year ended December 31, 2013, revenues from Magna were approximately 92% (2012 — 97%) of the Trust's total revenues.

Investment properties

As at	December 31, 2013	December 31, 2012	January 1, 2012
Canada	$701,130	$707,526	$687,218
United States	451,431	309,100	296,161
Mexico	111,678	113,017	112,772
Austria	674,610	603,976	590,603
Germany	276,228	173,474	168,583
Netherlands	101,522	—	—
Other Europe	35,298	36,604	36,514

	$2,351,897	$1,943,697	$1,891,851

17.  EARNINGS PER STAPLED UNIT OR COMMON SHARE

Basic and diluted earnings per stapled unit or common share are computed using the following inputs:

Years ended December 31,	2013	2012
Net income attributable to stapled unitholders' or common shareholders'	$145,031	$149,756

Weighted average number of stapled units or common shares outstanding during the year — basic (in thousands)	46,925	46,855
Adjustment:
Options and stapled/share units	24	21

Weighted average number of stapled units or common shares outstanding during the year — diluted (in thousands)	46,949	46,876

The computation of diluted earnings per stapled unit or share for the year ended December 31, 2013 excludes the effect of the potential exercise of nil options (2012 — 50,000) to acquire stapled units or common shares because these options were anti-dilutive.

18.  DETAILS OF CASH FROM OPERATING ACTIVITIES

(a)
Items not involving current cash flows are shown in the following table:
Years ended December 31,	2013	2012
Straight-line rent adjustment	$1,248	$1,105
Unit-based compensation expense	2,105	1,729
Fair value losses (gains) on investment properties	25,224	(33,343)
Depreciation and amortization	454	244
Fair value losses (gains) on financial instruments	(72)	359
Gain on settlement of Meadows note	(5,143)	—
Loss on sale of investment properties	1,122	21
Amortization of issuance costs and accretion of discount of debentures	494	353
Amortization of deferred financing costs	589	188
Foreign exchange on note receivable	(115)	174
Deferred income taxes	(41,825)	(6,923)
Other	(597)	1,339

	$(16,516)	$(34,754)

Granite REIT 2013 69

(b)
Changes in working capital balances are shown in the following table:
Years ended December 31,	2013	2012
Accounts receivable	$1,304	$2,945
Prepaid expenses and other	(222)	(100)
Accounts payable and accrued liabilities	(256)	6,431
Deferred revenue	(1,055)	1,997
Restricted cash	522	(522)

	$293	$10,751

(c)
Non-cash financing activities

  During the year ended December 31, 2013, 7 thousand stapled units with a value of $0.3 million were issued under the Trust's executive deferred stapled unit plan.

  During the year ended December 31, 2012, 15 thousand common shares with a value of $0.4 million were issued under the Trust's executive deferred stapled unit plan.

19.  FAIR VALUE AND RISK MANAGEMENT

(a)
Fair Value of Financial Instruments

  The following table provides the classification and measurement of financial assets and liabilities as at December 31, 2013:

	Fair value through profit or loss	Loans and receivables/ other financial liabilities
				Total
					Total
		(Amortized cost)		(Carrying Value)
Measurement basis	(Fair value)		(Fair value)		(Fair Value)
Financial assets
Interest rate caps included in other assets	$678	$—	$—	$678	$678
Accounts receivable	—	2,491	2,491	2,491	2,491
Restricted cash	—	4,360	4,360	4,360	4,360
Cash and cash equivalents	—	95,520	95,520	95,520	95,520

	$678	$102,371	$102,371	$103,049	$103,049

Financial liabilities
Unsecured debentures, net	$—	$462,070	$485,558	$462,070	$485,558
Cross Currency Interest Rate Swap	11,003	—	—	11,003	11,003
Secured long-term debt	—	41,856	41,856	41,856	41,856
Contingent consideration	—	3,777	3,777	3,777	3,777
Bank indebtedness	—	53,180	53,180	53,180	53,180
Accounts payable and accrued liabilities	—	33,178	33,178	33,178	33,178
Distributions payable	—	8,591	8,591	8,591	8,591

	$11,003	$602,652	$626,140	$613,655	$637,143

70 Granite REIT 2013

  The following table provides the classification and measurement of financial assets and liabilities as at December 31, 2012:

	Fair value through profit or loss		Loans and receivables/ other financial liabilities
					Total
						Total
			(Amortized cost)		(Carrying Value)
Measurement basis	(Fair value)			(Fair value)		(Fair Value)
Financial assets
Note receivable	$—		$2,612	$2,612	$2,612	$2,612
Accounts receivable	—		3,662	3,662	3,662	3,662
Restricted cash	—		522	522	522	522
Cash and cash equivalents	—		51,073	51,073	51,073	51,073

	$—		$57,869	$57,869	$57,869	$57,869

Financial liabilities
Unsecured debentures, net	$—		$263,589	$294,161	$263,589	$294,161
Accounts payable and accrued liabilities	359	(1)	25,596	25,596	25,955	25,955

	$359		$289,185	$319,757	$289,544	$320,116

  (1)
  Foreign exchange forward contracts included in accounts payable and accrued liabilities.

  The following table provides the classification and measurement of financial assets and liabilities as at January 1, 2012:

	Fair value through profit or loss	Loans and receivables/ other financial liabilities
				Total
					Total
		(Amortized cost)		(Carrying Value)
Measurement basis	(Fair value)		(Fair value)		(Fair Value)
Financial assets
Note receivable	$—	$7,882	$7,882	$7,882	$7,882
Accounts receivable	—	6,557	6,557	6,557	6,557
Cash and cash equivalents	—	56,908	56,908	56,908	56,908

	$—	$71,347	$71,347	$71,347	$71,347

Financial liabilities
Unsecured debentures, net	$—	$263,236	$291,781	$263,236	$291,781
Accounts payable and accrued liabilities	—	13,957	13,957	13,957	13,957

	$—	$277,193	$305,738	$277,193	$305,738

  The fair value of the Trust's accounts receivable, cash and cash equivalents, restricted cash, bank indebtedness, accounts payable and accrued liabilities and distributions payable approximate their carrying amounts due to the relatively short periods to maturity of these financial instruments. The fair value of contingent consideration approximates the carrying value as it is revalued at each reporting date. The fair value of the unsecured debentures is determined using quoted market prices. The fair value of

Granite REIT 2013 71

  the Cross Currency Interest Rate Swap is determined using market inputs quoted by its counterparties. The fair value of the mortgages and construction loan payable approximate their carrying amount as they were drawn recently and bear interest at rates comparable to current market rates that would be used to calculate fair value.

  The Trust periodically purchases foreign exchange forward contracts to hedge specific anticipated foreign currency transactions and mitigate its foreign exchange exposure on its net cash flows. At December 31, 2013, the Trust held no foreign exchange forward contracts (December 31, 2012 — liability of $0.4 million on two contacts outstanding; January 1, 2012 — no contracts outstanding). For the year ended December 31, 2013, the Trust incurred no unrealized fair value gains or losses with respect to foreign exchange forward contracts (2012 — $0.4 million fair value loss).

  As disclosed in note 9, the Trust entered into two interest rate caps to hedge the interest rate risk associated with the mortgages payable. The interest rate caps have not been designated and the Trust is not employing hedge accounting for these instruments. The fair value of the interest rate caps at December 31, 2013 was $0.7 million. During the year, the Trust recorded an unrealized net fair value gain of $0.1 million (2012 — nil).

(b)
Fair Value Hierarchy

  Fair value measurements are based on inputs of observable and unobservable market data that a market participant would use in pricing an asset or liability. IFRS establishes a fair value hierarchy which is summarized below:

Level 1:	Fair value determined based on quoted prices in active markets for identical assets or liabilities.
Level 2:	Fair value determined using significant observable inputs, generally either quoted prices in active markets for similar assets or liabilities or quoted prices in markets that are not active.
Level 3:	Fair value determined using significant unobservable inputs, such as pricing models, discounted cash flows or similar techniques.

  The following tables represent information related to the Trust's assets and liabilities measured or disclosed at fair value on a recurring and non-recurring basis and the level within the fair value hierarchy in which the fair value measurements fall.

As at December 31, 2013	Level 1	Level 2	Level 3
ASSETS AND LIABILITIES MEASURED OR DISCLOSED AT FAIR VALUE
Assets measured at fair value
Investment properties	$—	$—	$2,351,897
Interest rate caps included in other assets	—	678	—
Liabilities measured or disclosed at fair value
Unsecured debentures, net	485,558	—	—
Cross Currency Interest Rate Swap	—	11,003	—
Contingent consideration(1)	—	—	3,777
Secured long-term debt	—	41,856	—
Bank indebtedness	—	53,180	—

Net Assets (Liabilities) measured at fair value	$(485,558)	$(105,361)	$2,348,120

  (1)
  Refer to note 4, Acquisitions, for a description of the valuation technique used in the fair value measurement of contingent consideration.

72 Granite REIT 2013

As at December 31, 2012	Level 1	Level 2	Level 3
ASSETS AND LIABILITIES MEASURED OR DISCLOSED AT FAIR VALUE
Assets measured at fair value
Investment properties	$—	$—	$1,943,697
Liabilities measured or disclosed at fair value
Unsecured debentures, net	294,161	—	—
Foreign exchange forward contracts included in accounts payable and accrued liabilities	—	359	—

Net Assets (Liabilities) measured at fair value	$(294,161)	$(359)	$1,943,697

As at January 1, 2012	Level 1	Level 2	Level 3
ASSETS AND LIABILITIES MEASURED OR DISCLOSED AT FAIR VALUE
Assets measured at fair value
Investment properties	$—	$—	$1,891,851
Liabilities measured or disclosed at fair value
Unsecured debentures, net	291,781	—	—

Net Assets (Liabilities) measured at fair value	$(291,781)	$—	$1,891,851

  For assets and liabilities that are measured at fair value on a recurring basis, the Trust determines whether transfers between the levels of the fair value hierarchy have occurred by reassessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. For the years ended December 31, 2013 and 2012, there were no transfers between the levels.

  Refer to note 5, Investment Properties, for a description of the valuation techniques and inputs used in the fair value measurement and for a reconciliation of the fair value measurements of investment properties in Level 3.

(c)
Risk Management

  The main risks arising from the Trust's financial instruments are credit, interest rate, foreign exchange and liquidity risks. The Trust's approach to managing these risks is summarized below:

  (i)
  Credit risk

    The Trust's financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable and notes receivable.

    Cash and cash equivalents include short-term investments, such as commercial paper, which are invested in governments, financial institutions and corporations with a minimum credit rating of A — (based on Standard & Poor's ("S&P") rating scale) or A3 (based on Moody's Investor Services' rating scale). Concentration of credit risk is further reduced by limiting the amount that is invested in any one government, financial institution or corporation.

    Magna accounts for approximately 92% of the Trust's rental revenue. Although its operating subsidiaries are not individually rated, Magna International Inc. has an investment grade credit rating from S&P and Dominion Bond Rating Service which mitigates the Trust's credit risk. Substantially all of the Trust's accounts receivable are collected within 30 days. The balance of accounts receivable past due is not significant.

Granite REIT 2013 73

  (ii)
  Interest rate risk

    As at December 31, 2013, the Trust's exposure to interest rate risk is not significant. Approximately 83% of the Trust's debt consists of fixed rate debt; $263.9 million for the 2016 Debentures that have a fixed interest rate of 6.05% and mature in December 2016 and $209.1 million for the 2018 Debentures that have an effective fixed interest rate of 3.56% after taking into account its Cross Currency Interest Rate Swap and mature October 2018. The interest rate on the $38.6 million mortgage debt, maturing in June 2017 and May 2018, is capped at 4.0% as a result of the interest rate caps that were entered into. As a result, only 10% or $56.5 million of the Trust's debt is exposed to variable interest rate risk.

  (iii)
  Foreign exchange risk

    As at December 31, 2013, the Trust is exposed to foreign exchange risk primarily in respect of movements in the euro and the U.S. dollar. The Trust is structured such that its foreign operations are primarily conducted by entities with a functional currency which is the same as the economic environment in which the operations take place. As a result, the net income impact of currency risk associated with financial instruments is limited as its financial assets and liabilities are generally denominated in the functional currency of the subsidiary that holds the financial instrument. However, the Trust is exposed to foreign currency risk on its net investment in its foreign currency denominated operations and certain Trust level foreign currency denominated assets and liabilities. At December 31, 2013, the Trust's foreign currency denominated net assets are $1.1 billion primarily in U.S. dollars and euros. A 1% change in the U.S. dollar and euro exchange rates relative to the Canadian dollar will result in a gain or loss of approximately $2.1 million and $8.4 million, respectively, to comprehensive income.

    Granite generates rental income that is not all denominated in Canadian dollars. Since the financial results are reported in Canadian dollars, the Trust is subject to foreign currency fluctuations that could, from time to time, have an impact on the operating results. For the year ended December 31, 2013, a 1% change in the U.S. dollar and euro exchange rates relative to the Canadian dollar would have impacted rental income and tenant recoveries by approximately $0.5 million and $0.9 million respectively.

    For the year ended December 31, 2013, the Trust designated its U.S. dollar borrowings of $50.0 million under the Credit Facility as a hedge of its net investment in the U.S. operations. In addition, the Trust has designated its Cross Currency Interest Rate Swap as a hedge of its net investment in the European operations (note 8(c)).

  (iv)
  Liquidity risk

    Liquidity risk is the risk the Trust will encounter difficulties in meeting its financial obligations. The Trust will be subject to the risks associated with debt financing, including the risk that it's Credit Facility, mortgages payable and the Construction Loan will not be able to be refinanced. The Trust's objectives in minimizing liquidity risk are to maintain prudent levels of leverage on its investment properties and stagger its debt maturity profile. In addition, the Declaration of Trust establishes certain debt ratio limits.

74 Granite REIT 2013

  The contractual maturities of the Trust's financial liabilities are summarized below:

		Payments due by year
As at December 31, 2013
	Total	2014	2015	2016	2017	2018	Thereafter
Unsecured debentures	$465,000	$—	$—	$265,000	$—	$200,000	$—
Cross Currency Interest Rate Swap	11,003	—	—	—	—	11,003	—
Secured long-term debt(1)	42,065	217	819	4,214	24,604	12,211	—
Bank indebtedness(1)	53,180	—	53,180	—	—	—	—
Interest expense(2)
Unsecured debentures, net of Cross Currency Interest Rate Swap	83,726	23,180	23,153	23,153	7,120	7,120	—
Secured long-term debt	3,554	1,046	1,034	1,011	361	102	—
Bank indebtedness	1,037	957	80	—	—	—	—
Contingent consideration	3,777	—	—	—	—	3,777	—
Accounts payable and accrued liabilities	33,178	32,083	985	110	—	—	—
Distribution payable	8,591	8,591	—	—	—	—	—

	$705,111	$66,074	$79,251	$293,488	$32,085	$234,213	$—

  (1)
  Contractual maturities do not reflect extension options available to the Trust.

  (2)
  Represents aggregate interest expense expected to be paid over the term of the debt, on an undiscounted basis, based on current interest and foreign exchange rates.

20.  CAPITAL MANAGEMENT

The Trust's capital structure comprises the total of the stapled unitholders' equity and consolidated debt. The total managed capital of the Trust is summarized below:

As at	December 31, 2013	December 31, 2012	January 1, 2012
Unsecured debentures, net	$462,070	$263,589	$263,236
Cross Currency Interest Rate Swap	11,003	—	—
Secured long-term debt	41,856	—	—
Bank indebtedness	53,180	—	—

Total debt	568,109	263,589	263,236
Stapled unitholders' or shareholders' equity	1,671,227	1,514,812	1,470,634

Total managed capital	$2,239,336	$1,778,401	$1,733,870

The Trust manages, monitors and adjusts its capital balances in response to the availability of capital, economic conditions and investment opportunities with the following objectives in mind:

  •
  Compliance with investment and debt restrictions pursuant to the Declaration of Trust;

  •
  Compliance with existing debt covenants;

  •
  Maintaining investment grade credit ratings;

  •
  Supporting the Trust's business strategies including: ongoing operations, property development and acquisitions;

  •
  Generating stable and growing cash distributions; and

  •
  Building long-term unitholder value.

Granite REIT 2013 75

The Declaration of Trust contains certain provisions with respect to capital management which include:

  •
  The Trust shall not incur or assume any indebtedness if, after giving effect to the incurring or assumption of the indebtedness, the total indebtedness of the Trust would be more than 65% of the Gross Book Value (as defined in the Declaration of Trust); and

  •
  The Trust shall not invest in raw land for development, except for (i) existing properties with additional development, (ii) the purpose of renovating or expanding existing properties, or (iii) the development of new properties, provided that the aggregate cost of the investments of the Trust in raw land, after giving effect to proposed investment, will not exceed 15% of Gross Book Value.

Currently, the Trust's consolidated debt consists of the Credit Facility, the 2016 Debentures, the 2018 Debentures, property specific mortgage financing and the Construction Loan and each of these components has various financial covenants. These covenants are defined within the relevant document and, depending on the debt instrument, include a total indebtedness ratio, a secured indebtedness ratio, interest and asset coverage ratio, unencumbered asset ratio and maximum payout ratio. The Trust monitors these provisions and covenants and was in compliance with their respective requirements at December 31, 2013.

Distributions are made at the discretion of the Board of Trustees (the "Board"). However, Granite REIT intends to distribute each year all of its taxable income as calculated in accordance with the Income Tax Act. For the fiscal year 2013, the Trust provided to its unitholders a monthly distribution of $0.175 per stapled unit which was increased to $0.183 per stapled unit for December's distribution. The Board determined this distribution level having considered, among other factors, estimated 2013 and 2014 funds from operations and capital requirements, the alignment of its current and targeted payout ratios with the Trust's strategic objectives and compliance with the above noted provisions and financial covenants.

21.  RELATED PARTY TRANSACTIONS

Key management personnel include the Trustees/Directors, the Chief Executive Officer and the Chief Financial Officer. Information with respect to the Trustees/Directors fees is included in note 15(b). The compensation paid or payable to the Trust's key management personnel for services was as follows:

Years ended December 31,	2013	2012
Salaries, incentives and short-term benefits	$2,404	$2,112
Unit-based compensation	716	438

	$3,120	$2,550

76 Granite REIT 2013

22.  COMBINED FINANCIAL INFORMATION

The combined financial statements include the financial position and results of operations and cash flows of each of Granite REIT and Granite GP. Prior to January 3, 2013, the operating results were consolidated by Granite Co. and therefore there is no comparative financial information presented. Below is a summary of the financial information for each entity along with the elimination entries and other adjustments that aggregate to the combined financial statements:

Balance Sheet	As at December 31, 2013
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
ASSETS
Non-current assets:
Investment properties	$2,351,897			$2,351,897
Deferred tax assets	8,173			8,173
Investment in Granite LP	—	2	(2)	—
Other non-current assets	3,896			3,896

	2,363,966	2	(2)	2,363,966
Current assets:
Other current assets	9,147			9,147
Intercompany receivable	—	850	(850)	—
Cash and cash equivalents	95,520			95,520

Total assets	$2,468,633	852	(852)	$2,468,633

LIABILITIES AND STAPLED UNITHOLDERS' EQUITY
Non-current liabilities:
Unsecured debentures, net	$462,070			$462,070
Cross Currency Interest Rate Swap	11,003			11,003
Deferred tax liabilities	166,622			166,622
Other non-current liabilities	45,633			45,633

	685,328			685,328
Current liabilities:
Bank indebtedness	53,180			53,180
Intercompany payable	850		(850)	—
Other current liabilities	52,765	850		53,615

Total liabilities	792,123	850	(850)	792,123

Equity:
Stapled unitholders' equity	1,671,225	2		1,671,227
Non-controlling interests	5,285		(2)	5,283

Total liabilities and stapled unitholders' equity	$2,468,633	852	(852)	$2,468,633

Granite REIT 2013 77

Income Statement	Year ended December 31, 2013
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
Revenues	$203,247			$203,247
Operating costs and expenses (income)
General and administrative	27,313			27,313
Interest expense and other financing costs, net	20,585			20,585
Other costs and expenses	6,041			6,041
Share of (income) loss of Granite LP	—	(2)	2	—

Income before fair value changes, acquisition transaction costs, gain on Meadows holdback, loss on sale of investment properties and income taxes	149,308	2	(2)	149,308
Fair value losses on investment properties, net	(25,224)			(25,224)
Fair value gains on financial instruments	72			72
Acquisition transaction costs	(14,246)			(14,246)
Gain on Meadows holdback	5,143			5,143
Loss on sale of investment properties	(1,122)			(1,122)

Income before income taxes	113,931	2	(2)	113,931
Income tax recovery	(31,335)			(31,335)

Net Income	145,266	2	(2)	145,266
Less net income attributable to non-controlling interests	233		2	235

Net income attributable to stapled unitholders	$145,033	2	(4)	$145,031

78 Granite REIT 2013

Statement of Cash Flows	Year ended December 31, 2013
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
OPERATING ACTIVITIES
Net income	$145,266	2	(2)	$145,266
Items not involving current cash flows	(16,516)	(2)	2	(16,516)
Current income tax expense	10,490			10,490
Income taxes paid	(14,525)			(14,525)
Interest expense	19,945			19,945
Interest paid	(17,059)			(17,059)
Changes in working capital balances	293			293

Cash provided by operating activities	127,894			127,894

INVESTING ACTIVITIES
Business acquisitions (net of cash acquired of $375)	(233,363)			(233,363)
Investment property capital additions	(28,853)			(28,853)
Other investing activities	8,627			8,627

Cash used in investing activities	(253,589)			(253,589)

FINANCING ACTIVITIES
Distributions paid	(90,331)			(90,331)
Other financing activities	252,460			252,460

Cash provided by financing activities	162,129			162,129

Effect of exchange rate changes	8,013			8,013

Net increase in cash and cash equivalents during the year	$44,447			$44,447

23.  COMMITMENTS AND CONTINGENCIES

(a)
In the ordinary course of business activities, the Trust may become subject to litigation and other claims brought by, among others, tenants, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such claims would not have a material adverse effect on the financial position of the Trust.

(b)
Under the terms of the plan of arrangement completed June 30, 2011 which eliminated Granite Co.'s dual class share structure, the Trust received an indemnity from Mr. Frank Stronach and his family (the "Stronach Shareholder") and certain related parties against all losses suffered by the Trust in relation to claims pertaining to the Trust's former racing and gaming business for the period prior to, on and after the effective date of the transfer of June 30, 2011. Accordingly, the Trust provided the Stronach Shareholder with the required disclosure notice under that indemnity referencing the racing and gaming-related litigation described below. Effective January 8, 2014, the Trust entered into a Confidential Settlement Agreement and Mutual Release (the "Settlement") that resolved all claims and potential

Granite REIT 2013 79

  claims against Granite relating to this litigation. In accordance with the above-referenced indemnity, the Settlement did not require any payment from Granite.

  On February 15, 2011, Power Plant Entertainment Casino Resorts Indiana, LLC, PPE Casino Resorts Maryland, LLC and The Cordish Company (the "Plaintiffs") sued, among other defendants, certain subsidiary entities and joint ventures of Granite Co., including The Maryland Jockey Club and certain of its subsidiaries (collectively, the "MJC Entities"), as well as Granite Co.'s former Chairman and Chief Executive Officer, Mr. Frank Stronach, in the Circuit Court for Baltimore City in Baltimore, Maryland. The claims asserted in the Plaintiffs' complaint against Granite Co., the MJC Entities and Mr. Stronach (the "Complaint") are alleged to have arisen from events that occurred in Maryland in connection with the referendum conducted in November 2010 concerning the award of a gaming license to one of the Plaintiffs to conduct alternative gaming at the Arundel Mills Mall. The Complaint asserted a number of claims against all defendants including, among other allegations, that Granite Co. and Mr. Stronach, along with other defendants, engaged in actions to defame the Plaintiffs by distributing allegedly false information concerning the Plaintiffs and their operations of a gaming facility in Indiana, Indianapolis Downs, LLC operating as Indiana Live. Plaintiffs' claims against Granite Co., the MJC Entities and Mr. Stronach were for alleged civil conspiracy, false light, invasion of privacy and defamation. The Complaint sought an award of damages against all defendants in the amount of U.S.$300.0 million in compensatory damages and U.S.$300.0 million in punitive damages.

(c)
At December 31, 2013, the Trust's contractual commitments related to construction and development projects amounted to approximately $8.2 million.

(d)
At December 31, 2013, the Trust had commitments on non-cancellable operating leases requiring future minimum annual rental payments as follows:
Not later than 1 year	$433
Later than 1 year and not later than 5 years	1,197
Later than 5 years	394

$2,024

  In addition, the Trust is committed to making annual payments under two ground leases for the land upon which two income-producing properties are situated of $0.1 million and $0.5 million to the years 2049 and 2096, respectively.

24.  SUBSEQUENT EVENTS

(a)
On January 2, 2014, the Trust sold an income-producing property located in Germany for gross proceeds of approximately $10.6 million. During the year ended December 31, 2013, the Trust incurred $0.2 million of costs related to this transaction, which are included in loss on sale of investment properties on the combined income statements.

(b)
On January 30, 2014, a subsidiary of Magna International Inc., agreed to a lease extension at its Thondorf facility in Graz, Austria. The lease expiry has been extended from December 31, 2017 to January 31, 2024. Thondorf is the Trust's largest property and for the year ended December 31, 2013, revenues associated with this property were approximately 10% of the Trust's total revenues. In connection with the extension the current rental rate will remain fixed for the balance of the term and Granite will pay a one-time tenant allowance in the amount of euro 25.0 million.

(c)
On February 28, 2014, the Trust sold an income-producing property located in the United States for gross proceeds of approximately $9.8 million.

(d)
On March 5, 2014, Granite entered into an asset purchase agreement with Magna for the sale to Magna of Granite's portfolio of Mexican properties for a purchase price of U.S. $105.0 million (note 5). The sale is subject to the satisfaction of several closing conditions, some of which involve action by government entities in Mexico.

80 Granite REIT 2013

REIT Information

Board of Trustees	Officers	Office Location
G. Wesley Voorheis Chairman Peter Dey Vice-Chairman Michael Brody Trustee Barry Gilbertson Trustee Thomas Heslip Trustee Gerald Miller Trustee Scott Oran Trustee

Thomas Heslip
Chief Executive Officer
Michael Forsayeth
Chief Financial Officer
Jennifer Tindale
Executive Vice President,
General Counsel and Secretary
John De Aragon
Executive Vice President,
Real Estate Investment
Lorne Kumer
Executive Vice President, Real Estate
Portfolio and Asset Management
Stefan Wierzbinski
	Executive Vice President Europe	77 King Street West Suite 4010, P.O. Box 159 Toronto-Dominion Centre Toronto, ON M5K 1H1 Phone: (647) 925-7500 Fax: (416) 861-1240
Investor Relations Queries Thomas Heslip Chief Executive Officer (647) 925-7539 Michael Forsayeth Chief Financial Officer (647) 925-7600
Transfer Agents and Registrars

Canada	United States
Computershare Investor Services Inc. 100 University Avenue, 8th Floor, North Tower Toronto, Ontario, Canada M5J 2Y1 Phone: 1 (800) 564-6253 www.computershare.com	Computershare Trust Company N.A. 250 Royall Street Canton, Massachusetts, USA 02021

Exchange Listings
Stapled Units	–	Toronto Stock Exchange (GRT.UN) and New York Stock Exchange (GRP.U)

Please refer to our website (www.granitereit.com) for information on Granite's compliance with the corporate governance standards of the New York Stock Exchange and applicable Canadian standards and guidelines.
Publicly Available Documents

Copies of the financial statements for the year ended December 31, 2013 are available through the Internet on the Electronic Data Gathering Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov, and on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com. Other required securities filings can also be found on EDGAR and SEDAR.

Granite REIT 77 King Street West Suite 4010, P.O. Box 159 Toronto-Dominion Centre Toronto, ON M5K 1H1 Phone: (647) 925-7500 Fax: (416) 861-1240 www.granitereit.com

QuickLinks

  Exhibit 99.2